UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BHP Billiton Limited and BHP Billiton Plc

Date: September 25, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary

Value through performance Sustainability Report 2014

Petroleum and Potash
Copper
Iron Ore
Coal
Aluminium, Manganese and Nickel
Offices

BHP Billiton locations

PETROLEUM AND POTASH

Ref	Country	Asset	Description	Ownership
1	US	Onshore US	Onshore shale liquids and gas fields in Arkansas, Louisiana and Texas	<1–100%
2	Australia	Australia Production Unit	Operated offshore oil fields and onshore gas processing facilities in Western Australia and Victoria	40–90%
3	US	Gulf of Mexico Production Unit	Operated offshore oil and gas fields in the Gulf of Mexico	35–44%
4	Pakistan	Pakistan Production Unit	Operated onshore oil and gas fields	38.5%
5	Trinidad and Tobago	Trinidad Production Unit	Operated offshore oil and gas fields	45%
6	UK	UK Production Unit (1)	Operated offshore oil and gas fields	16–46.1%
7	Algeria	Algeria Joint Interest Unit (2)	Joint interest onshore oil and gas unit	38%
8	Australia	Australia Joint Interest Unit (2)	Joint interest offshore oil and gas fields in Bass Strait and North West Shelf	8.3–50%
9	US	Gulf of Mexico Joint Interest Unit (2)	Joint interest offshore oil and gas fields in the Gulf of Mexico	5–44%

(1) Liverpool Bay was divested in FY2014.

(2) Non-operated joint venture.

(3) Completed sale of Navajo Mine and will retain control until final transfer.

Locations are current at 11 September 2014.

COPPER

Ref	Country	Asset	Description	Ownership
10	Australia	Cannington	Silver, lead and zinc mine located in northwest Queensland	100%
11	Chile	Escondida	The world's largest copper producing mine, located in northern Chile	57.5%
12	Australia	Olympic Dam	Australia's biggest underground copper mine, also producing uranium, gold and silver	100%
13	Chile	Pampa Norte	Consists of the Cerro Colorado and Spence open-cut mines, producing copper cathode in northern Chile	100%
14	Peru	Antamina (2)	Open-cut copper and zinc mine, located in northern Peru	33.8%

IRON ORE

Ref	Country	Asset	Description	Ownership
15	Australia	Western Australia Iron Ore	Integrated iron ore mines, rail and port operations in the Pilbara region of Western Australia	85%
16	Brazil	Samarco (2)	Open-cut iron ore mine, concentrators and pelletising facilities	50%

CoAl Ref Country Asset description ownership 17 South Africa Energy Coal Open-cut and underground energy coal 50–90% South Africa mines and processing operations 18 Australia New South Wales Open-cut energy coal mine and coal 100% Energy Coal preparation plant in New South Wales 19 US New Mexico Two energy coal mines in New Mexico 100% Coal (3) 20 Colombia Cerrejón (2) Open-cut energy coal mine with 33.3% integrated rail and port operations 21 Australia BHP Billiton Open-cut and underground metallurgical 50% Mitsubishi coal mines in the Queensland Bowen Alliance Basin and Hay Point Coal Terminal 22 Australia BHP Billiton Two open-cut metallurgical coal mines in 80% Mitsui Coal the Bowen Basin, Central Queensland 23 Australia Illawarra Coal Underground metallurgical coal mines in 100% southern New South Wales, with access to rail and port facilities AlumInIum, mAnGAnESE And nICkEl Ref Country Asset description ownership 24 South Africa Aluminium One aluminium smelter at Richards Bay 100% South Africa 25 Colombia Cerro Matoso Integrated laterite ferronickel mining and 99.9% smelting complex in northern Colombia 26 Australia Manganese Producer of manganese ore in the 60% Australia Northern Territory and manganese alloys in Tasmania AlumInIum, mAnGAnESE And nICkEl continued Ref Country Asset description ownership 27 South Africa Manganese Integrated producer of manganese 44.4–60% South Africa ore and alloy 28 Mozambique Mozal Aluminium smelter near Maputo 47.1% 29 Australia Nickel West Integrated sulphide mining, 100% concentrating, smelting and refining operation in Western Australia 30 Australia Worsley Integrated bauxite mine and alumina 86% refinery in Western Australia 31 Brazil Alumar (2) Aluminium refinery and smelter 36–40% BHP BIllIton PRInCIPAl offICE loCAtIonS Ref Country location office 32 Australia Brisbane Coal Head Office 33 Australia Melbourne Global Headquarters 34 Australia Perth Aluminium, Manganese and Nickel Head Office Iron Ore Head Office 35 Canada Saskatoon Potash Head Office 36 Chile Santiago Copper Head Office 37 Malaysia Kuala Lumpur Global Shared Services Centre 38 Singapore Singapore Marketing Head Office 39 South Africa Johannesburg Corporate Office 40 UK London Corporate Office 41 US Houston Petroleum Head Office 42 US New York Corporate Office

About BHP Billiton BHP Billiton is a leading diversified resources company. Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Headquartered in Melbourne, Australia, with operations in 130 locations in 21 countries, we have a diversified portfolio and are among the largest producers of major commodities, including iron ore, metallurgical and energy coal, conventional and unconventional oil and gas, copper, aluminium, manganese, uranium, nickel and silver. For further information on the Company, please visit our website at . About this Sustainability Report BHP Billiton Limited, BHP Billiton Plc and our respective subsidiaries operate as BHP Billiton. Throughout this Sustainability Report, unless otherwise noted, ‘BHP Billiton’, the ‘Company’ and the ‘Group’ refer to the combined group. This includes our five Businesses, Petroleum and Potash, Copper, Iron Ore, Coal and Aluminium, Manganese and Nickel, our Group Functions and Marketing. We regularly engage with our key stakeholders to understand their areas of interest and to address their potential concerns about our operational activities. While this Sustainability Report does not aim to examine all stakeholder issues, the most significant issues and their potential impacts are discussed. Anyone seeking to use information contained in this Sustainability Report, or seeking to draw conclusions from the data presented, should contact us for further verification and assistance. Reporting approach BHP Billiton is a registered Organisational Stakeholder of the Global Reporting Initiative (GRI). This Sustainability Report has been prepared in accordance with the GRI G3 Sustainability Reporting Guidelines, including the Mining and Metals Sector Supplement to an A+ level of reporting. As we are transitioning towards reporting against GRI G4 for our FY2015 Sustainability Report, we have included a number of G4 disclosures within this Sustainability Report. As members of, or signatories to, the International Council on Mining and Metals, the principles of the United Nations Global Compact, the Extractive Industries Transparency Initiative and the Voluntary Principles on Security and Human Rights, we have complied with the reporting principles advocated by these bodies. In this Report Our sustainability approach 3 Our sustainability performance 6 Focusing our efforts on the things that matter most 7 Governance 8 Operating with integrity 9 Conducting business transparently 11 Addressing climate change 13 People 15 Keeping our people and operations safe 16 Focusing on the health of our people 19 Our people 23 A plan to demerge a selection of BHP Billiton‘s aluminium, coal, manganese, nickel and silver assets was announced in August 2014. This proposal would allow BHP Billiton to improve the productivity of its largest businesses more quickly and create a new global metals and mining company specifically designed to enhance the performance of the demerged assets. The transaction remains subject to regulatory approvals, Board approval and shareholder vote early in 2015. The BHP Billiton Sustainability Reporting Navigator, which assists in locating information related to these reporting principles, is available online at . This Sustainability Report also serves as our Advanced Level Communication on Progress for the Global Compact. External assurance KPMG has provided independent assurance in respect of this Sustainability Report including our GRI A+ application level. A copy of KPMG’s assurance report is on page 56. Report boundary and scope This Sustainability Report covers assets that have been wholly owned and operated by BHP Billiton or that have been operated by BHP Billiton in a joint venture operation (operated assets) from 1 July 2013 to 30 June 2014 (FY2014). Our assets include those under exploration, projects in development or execution phases and closed operations. Our Group Functions and Marketing are also included. Monetary amounts in this document are reported in US dollars, unless otherwise stated. At operated assets, BHP Billiton has the ability to set workplace health, safety, environment and community (HSEC) standards and enforce their application. At our non-operated assets, we provide our HSEC performance requirements and seek to influence the asset to follow them. An overview of our Businesses is available in section 2.1 of our Annual Report 2014. This Sustainability Report is part of our Annual Reporting suite, which is available on our website at We welcome your feedback. Environment 26 Greenhouse gas emissions 27 Biodiversity and land management 29 Water stewardship 32 Society 36 Supporting and engaging with our communities 37 Respecting human rights 41 Making a positive contribution to society 42 Appendix 49 Our stakeholders 50 Performance data 52 Independent assurance report to the Directors and management of BHP Billiton 56

Chief Executive Officer’s Review Welcome to BHP Billiton’s 2014 sustainability report. During the year, i have had the pleasure of working with teams across the Company as our people continue our commitment to sustainably supply the energy and resources that support development and growth. We believe there is great opportunity and sustainable competitive advantage in simplifying what we do and doing more with what we have, and this is now delivering significant productivity gains across our business. yet it is how we have achieved these gains which we are most proud of. We have maintained our focus on the health and safety of our people, continued our commitment to support our host communities and protect the environment, while enhancing the performance of our operations. Fundamental to how we work is Our BHP Billiton Charter. this is our most important document, uniting us around our purpose, strategy and key measures of success, and articulating our values of sustainability, integrity, respect, Performance, simplicity and accountability. these values guide our behaviour, inform our decision-making and are integral to our long-term success. in august 2014, we announced a proposal to create an independent global metals and mining company based on a selection of BHP Billiton’s aluminium, coal, manganese, nickel and silver assets. separating these assets via a demerger has the potential to unlock shareholder value by significantly simplifying the BHP Billiton Group and creating two portfolios of complementary assets. once simplified, BHP Billiton would be almost exclusively focused on our large, long-life iron ore, copper, coal, petroleum and potash basins. With fewer assets and a greater upstream focus, BHP Billiton would be able to continue our focus on sustainability, reduce costs and improve the productivity of our largest businesses more quickly. our commitment to Our Charter will remain unchanged and our existing community commitments will be fulfilled. the proposed demerger remains subject to the receipt of satisfactory third party approvals, final Board approval and shareholder vote. the safety and health of our people always come first. each year, we aspire to a fatality-free work environment and in Fy2014, we achieved this with no fatalities across our operated assets. this reflects the dedication and commitment of our people to ensure we manage our material risks. We also maintained a downward trend in our total recordable injury frequency which decreased by nine per cent on Fy2013, to a record low of 4.2 injuries per million hours worked. there is still more to do, and we will relentlessly work to identify and manage material health and safety risks, so our people go home safe and healthy at the end of each day. as a significant user of energy and water, we seek to minimise the environmental footprint of our operations. in Fy2014, we increased our focus on our direct, cumulative and indirect environmental impacts within our area of influence and implemented compensatory actions to address residual impacts. We also continued to pursue opportunities that provide for the long-term endowment of areas of national and international conservation significance. as a global business, we consider how best to mitigate and adapt to the effects of climate change in ways that will reduce societal impacts and maintain the supply of commodities. We accept the intergovernmental Panel on Climate Change’s finding that warming of the climate is unequivocal, the human influence is clear and physical impacts are unavoidable. We continue to look for opportunities that will improve our energy efficiency and implement greenhouse gas (GHG) reduction projects to mitigate emissions. in Fy2013, we set a target to maintain our Fy2017 GHG emissions below our Fy2006 baseline levels while continuing to grow our business. We remain in line to meet our target and will continue to focus on overcoming barriers to GHG emissions reduction. our contribution to the countries and regions in which we operate is broad ranging. in Fy2014, we paid taxes and royalties totalling us$9.9 billion. We also provided employment opportunities, purchased local goods and services and developed infrastructure and facilities that benefitted our host communities. in developing nations, the commodities we supply are supporting economic development, providing access to energy and helping to improve standards of living for millions of people. in our host communities, we voluntarily invest in community programs which have a long-lasting, positive impact on quality of life. in Fy2014, this investment totalled us$241.7 million, including a us$100 million contribution to the BHP Billiton Foundation. our people also gave generously of their time and money to assist the work of not-for-profit organisations around the world. We support these contributions through our global Matched Giving Program which in Fy2014, benefited more than 1,894 not-for-profit organisations, which received us$12.1 million as part of the program. operating in an increasingly complex world means we must be resolute in our commitment to uphold Our Charter values and demonstrate leadership in governance and transparency. our BHP Billiton Code of Business Conduct defines how our people and business partners must act when conducting BHP Billiton business and makes it clear that our commercial imperatives must never compromise our values. ensuring consistently high standards of business conduct is therefore critical to maintaining successful relationships with our stakeholders and being their partner of choice. our public commitments to ethical business conduct include our support of the objectives and principles of the international Council on Mining and Metals, the united nations Global Compact, the Voluntary Principles on security and Human rights and the extractive industries transparency initiative. as we reflect on our achievements in Fy2014, it gives us great confidence for the future. our focus on productivity within the spirit of Our Charter, is delivering ongoing returns for our shareholders, directly benefitting broader society, and supporting our work to respect and protect the environment. We sincerely thank our host communities for placing their trust in us and supporting our activities. to our talented and hard working employees and contractors, it is because of your commitment that we are delivering on our productivity agenda, sustainably and ethically, becoming more competitive and delivering to resource the future. Andrew Mackenzie Chief executive officer

Our BHP Billiton Charter unites us around our purpose, strategy, values and measures of success. Our Charter We are BHP Billiton, a leading global resources company. Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversi?ed by commodity, geography and market. Our Values Sustainability Putting health and safety ?rst, being environmentally responsible and supporting our communities. Integrity Doing what is right and doing what we say we will do. Respect Embracing openness, trust, teamwork, diversity and relationships that are mutually bene?cial. Performance Achieving superior business results by stretching our capabilities. Simplicity Focusing our efforts on the things that matter most. Accountability De?ning and accepting responsibility and delivering on our commitments. We are successful when: Our people start each day with a sense of purpose and end the day with a sense of accomplishment. Our communities, customers and suppliers value their relationships with us. Our asset portfolio is world-class and sustainably developed. Our operational discipline and ?nancial strength enables our future growth. Our shareholders receive a superior return on their investment. Andrew Mackenzie Chief Executive Of?cer 2 – BHP Billiton sustainaBility rePort 2014

Our sustainability approach Operating sustainably underpins everything we do. Maintaining our licence to operate as a global company is dependent upon gaining access to natural resources and ensuring we build long-term relationships with our shareholders, employees, contractors, communities, customers and suppliers. Our BHP Billiton Charter value of sustainability is core to our strategy, ensuring we integrate health, safety, environmental, social and economic factors into our decision-making. our approach to sustainability reflects our priority to put health and safety first, be environmentally responsible and provide support to our host communities. in reporting our sustainability performance, we include our impact on the environment and approach to climate change, water stewardship, resource conservation and biodiversity, and our efforts to ensure the broader economic contributions of our operations benefit the regions in which we operate. Governance and sustainability our Board governs the Group in a manner consistent with Our Charter, our strategy and our commitment to a transparent and high-quality governance system. the Board has established a number of committees to assist in exercising its authority and to monitor the performance of the Group. the sustainability Committee assists the Board in oversight of health, safety, environment and community (HseC) matters, including climate change. this includes overseeing areas relating to HseC risk control, compliance with applicable legal and regulatory requirements, and overall HseC performance of the Group. the Board delegates authority to the Chief executive officer (Ceo) to manage the Group in its pursuit of creating long-term shareholder value through the discovery, acquisition, development and marketing of natural resources. established by the Ceo, the Group Management Committee (GMC) is the Group’s most senior executive body. the GMC’s purpose is to provide leadership to the Group, determining its priorities and the way it is to operate, thereby assisting the Ceo in pursuing the corporate purpose. the GMC is a forum to debate high-level matters important to the Group and to ensure consistent development of the Group’s strategy. Assessing our HSEC performance to link HseC matters to remuneration, 20 per cent of the Fy2014 short-term incentive opportunity for GMC members was based on HseC performance. this was an increase from 15 per cent in Fy2013, reflecting the importance the Board and GMC place on sustainability. the sustainability Committee assists the remuneration Committee in determining appropriate HseC metrics to be included in GMC scorecards and in assessing performance against those measures. the Board also has discretion over both the short-term and long-term incentive opportunities for GMC members and takes into consideration HseC performance. For Fy2014, the sustainability Committee reviewed performance against the designated measures as derived from our HseC targets as detailed on page 6 of this sustainability report. HseC performance is measured as a balanced scorecard within the overall annual bonus assessment. in Fy2014, six elements were considered: no work-related fatalities or significant environmental or community incidents; reduction in total recordable injury frequency (triF) and occupational illness; Health; environment; Community; and HseC risk management. the Health and environment measures included assessment against the implementation of plans or projects for reduction in occupational exposures, water and greenhouse gases. Percentage outcomes are interpolated as appropriate where performance is between threshold and target, and target and stretch, and following assessment against these designated measures, the remuneration Committee considered it appropriate to take a holistic view of how the Group has performed in critical areas. the Board believes this method of assessment is rigorous and balanced and provides an appropriate, objective and comprehensive assessment of performance. Further information on the metrics and their assessment is available in the Remuneration Report contained in section 4 of our Annual Report 2014. * authority to manage the Company is delegated to the Ceo. the Ceo delegates authority to committees, including the GMC, and individuals. BHP Billiton sustainaBility rePort 2014 – 3

Our sustainability approach continued Identifying and managing our material risks Due to the nature of our operations, HseC incidents may adversely affect our people, our business, our host communities or our licence to operate. our Risk Management Group level Document (GlD), which contains our mandatory minimum requirements, provides the framework for embedding risk identification and management into our business activities, functions and processes. this is the basis of an active and consistent risk-based approach to sustainability. a broader discussion of our risk factors and management approach is provided in section 1.7 of our annual report 2014. embedding risk management into the work management processes of our critical business systems enables us to adopt a consistent approach to risk management based on valid data and sound science. through our business systems, each aspect of work is detailed from preparation to completion, including the operation of relevant critical controls and verification that work has been done to an appropriate standard. in this way, HseC critical activities are built into the planning of work and become part of the way work is managed. We mandate criteria to assess the risks that we consider material to our business and take into consideration the potential health, safety, environmental, community, reputational, legal and financial impacts. the severity of any particular risk is assessed according to the most severe impact associated with a specific risk. risks are considered material to our business if they meet either the maximum foreseeable loss (MFl) or residual risk rating (rrr) criterion. the MFl is the plausible worst-case scenario for any risk when all active risk controls are assumed to be ineffective. the rrr represents the level of residual risk associated with the particular material risk after taking into account the controls that are already in place and have had their effectiveness tested. the risk assessment process allows us to understand the potential causes and impacts, and determine the residual risks in the context of business plans. as part of the governance of our HseC controls, 18 internal audits were conducted in Fy2014 to test how effectively we manage our material risks. audit results are used by management to create detailed action plans to address gaps in the requirements. Key findings are reported to the relevant Business Presidents, while summary reports are considered by the sustainability Committee of the Board and, where appropriate, by the risk and audit Committee of the Board. Applying our sustainability approach in addition to the legal requirements of the countries in which we operate, our approach to sustainability is defined by our GlDs. these clearly describe our mandatory minimum performance requirements and accountabilities across the Group, and are the foundation for developing and implementing management systems at our operations. GlDs relating to health, safety, environment and community are referenced throughout this sustainability report. these GlDs outline our approach to the Group’s material sustainability risks and highlight a commitment to international policies, standards and management practices. these include the principles and mandatory requirements of the position statements of the international Council on Mining and Metals sustainable Development Framework, the united nations (un) Global Compact, the un Declaration of Human rights and the Voluntary Principles on security and Human rights. We seek to ensure our customers, suppliers, agents, service providers and contractors maintain business practices and workplaces that are aligned with our relevant GlDs. We also provide GlD performance requirements to our non-operated assets and seek to influence the asset to follow these requirements. those GlDs that describe our management approach to HseC issues have been made publicly available for the benefit of our stakeholders. our HseC GlDs are available on our website at in Fy2014, we revalidated our HseC GlDs to ensure they are structured to focus on mitigating significant risks and that they contain clear objectives to deliver effective HseC outcomes, while supporting productivity. a key element of our sustainability approach is to regularly review our performance and publicly report our progress. this sustainability report is an example of our approach to stakeholder engagement, accountability and transparency. it also serves as a public reference, providing a collation of performance data and statements of key issues and related management approaches.

As a global company, we interact with a diverse range of stakeholders who represent our host communities, regions and nations. A core part of our management approach is listening and responding to our key stakeholders. The feedback we receive from these stakeholders helps us understand their expectations, enables us to prioritise issues effectively and contributes to our overall sustainability strategy. Details on our stakeholder engagement are on page 50 of this Sustainability Report. In addition to building relationships with stakeholders locally, engagement with civil society is highly valued by BHP Billiton senior management. Since 1999, the BHP Billiton Forum on Corporate Responsibility (the Forum) has been pivotal in ensuring we make informed decisions on a range of sustainability issues and develop appropriate sustainability standards. The Forum challenges our thinking and provides multiple perspectives that enables us to develop and maintain progressive policies and standards. This is helping to facilitate better outcomes for society and the environment. The Forum is a key component of our stakeholder engagement program and comprises nine highly respected civil society leaders, some members of our Group Management Committee, and representatives from our Group Health, Safety and Environment and Group Corporate Affairs functions. The Forum is chaired by our Chief Executive Officer. Civil society members are appointed for a four-year term, ensuring we maintain a fresh perspective on the issues, concerns and views of our external stakeholders. Over the years, the Forum has reviewed and made a significant contribution to the development of our environment, community and security standards and on our approach to climate change, biodiversity, business ethics and human rights. Additionally, the Forum has had input into our public sustainability targets and plays an important role in contributing to the material issues that inform our sustainability reporting process. In FY2014, the Forum met on two occasions to debate a broad range of topics, including climate change and energy; the Company’s role in society and community investment; free, prior and informed consent; transparency and anti-corruption. Top left to right: Greg Bourne, Chair, Australian Renewable Energy Agency (Australia); Mick Dodson, Director, National Centre for Indigenous Studies, Australian National University (Australia); Cristina Echavarria, Board Member, Alliance for Responsible Mining (Colombia); Tommy Garnett, Founder and Director of Programs, Environmental Foundation for Africa (Sierra Leone); Simon Longstaff, Executive Director, St James Ethics Centre (Australia); Yaa Ntiamoa-Baidu, Chair, Centre for African Wetlands, University of Ghana (Ghana); Changhua Wu, Greater China Director, The Climate Group (China); Phil Vernon, Director of Programs, International Alert (UK); Ray Offenheiser, President, Oxfam America (US). additional information on the Forum is available on our website at

Our sustainability performance In FY2013, we introduced new targets focused on our most material health, safety, environment and community (HSEC) risks across the Group. these targets were developed to be integrated into our established five-year business planning processes and are supported by the mandatory minimum performance requirements detailed in our suite of HseC Group level Documents (GlDs). a number of targets also reflect our commitment to progressive leadership and performance in the areas of HseC. our performance against these targets in Fy2014 is presented in the table below. Additional detail is available in the Appendix and throughout this Sustainability Report. not achieved achieved on track Target FY2014 Performance Result Commentary Target date Safety Zero fatalities at our operated assets. no fatalities at our operated assets. annual year-on-year improvement of our total recordable triF performance was 4.2, a 9% improvement compared annual injury frequency (triF).(1) with Fy2013. Conduct annual reviews for alignment with the Voluntary annual reviews for alignment with the Voluntary Principles annual Principles on security and Human rights and implement on security and Human rights were conducted and improvement improvement plans to close out identified gaps. plans are being implemented where required. Health in addition to the use of personal protective equipment a 22% reduction in potential exposures compared with our 30 June 2017 (PPe), which safeguards our workforce, we will reduce Fy2012 baseline. potential occupational exposure (2) to carcinogens and airborne contaminants by 10%. Environment no significant environmental incidents(3) resulting from no significant environmental incidents at our annual operations at our operated assets. operated assets. We will maintain total greenhouse gas emissions below Greenhouse gas emissions were lower than the Fy2006 baseline. 30 June 2017 Fy2006 levels,(4) while we continue to grow our business. all operations to develop dedicated management plans, land and Biodiversity Management Plans were in place at all annual including controls to prevent, minimise, rehabilitate and our operations. offset impacts to biodiversity and ecosystems services. We will finance the conservation and continuing During Fy2014, the Five rivers Conservation area achieved formal 30 June 2017 management of areas of high biodiversity and conservation status and the Valdivian Coastal reserve applied for ecosystem value that are of national or international formal status. conservation significance. Refer to page 31 for more details. all operations with water-related material risks, inclusive all our operations that identified water-related material risks, annual of volume and quality considerations, will set targets implemented at least one project to improve the management and implement projects to reduce their impact on of associated water resources. water resources. Community no significant community incidents resulting from a significant community incident occurred at our Cerro Matoso annual operations at our operated assets. nickel operation in Colombia involving protests from a local indigenous community. Refer to page 37 for more details. 1% of pre-tax profits invested in community programs, us$241.7 million invested in community programs, annual including cash, in-kind support and administration, including us$100 million to the BHP Billiton Foundation. calculated on the average of the previous three years’ pre-tax profit. all assets to have local procurement plans with targets. all assets have local procurement plans in place with targets. annual (1) the sum of (fatalities + lost-time cases + restricted work cases + medical treatment cases) by 1,000,000 ÷ actual hours worked. stated in units of per million hours worked. We adopt the united states Government occupational safety and Health administration Guidelines for the recording and reporting of occupational injuries and illnesses. (2) For exposures exceeding our Fy2012 baseline occupational exposure limits if not for the use of PPe. (3) a significant incident is one with a severity rating of four and above, based on our internal severity rating scale (tiered from one to seven by increasing severity), and aligned to our Risk Management GlD. (4) Fy2006 baseline will be adjusted for material acquisitions and divestments based on asset greenhouse gas emissions at the time of transaction.

Focusing our efforts on the things that matter most To deliver successfully on our business objectives, we identify and respond to the sustainability issues that have a direct or indirect impact on our business, our stakeholders and society at large. Identifying our material sustainability issues We conduct a materiality assessment on an annual basis to identify and prioritise the sustainability issues that are material to our business and our stakeholders. this materiality assessment helps us focus our management efforts and enables us to report effectively. the materiality assessment process to identify the topics included in this sustainability report included: identifying issues by reviewing our Group risk register, enquiries from our shareholders and investors, and daily media coverage. rating the significance of these issues from our stakeholders’ perspectives and the potential impact on our business as low, medium or high. assessing the issues and seeking feedback from key internal and external stakeholders. engagement with key external stakeholders, including our Forum on Corporate responsibility, other non-governmental organisations, investor groups, and union and supplier representatives, was achieved via one-on-one interviews. our health, safety, environment and community leaders across our business also review the issues identified, and advise of any gaps. the issues were then reviewed by the sustainability Committee of the Board and reassessed throughout the preparation of this sustainability report. the themes that are common to a number of material issues have been grouped into focus areas for the purpose of this sustainability report, as outlined in the diagram below. supporting performance data is provided in the appendix.

Governance We believe high-quality governance supports long-term value creation. our approach as a global business, we are committed to upholding international standards and ethical business practices and making strategic decisions which are in the best interests of the Company. our strategy, as set by our Board, is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market. successful implementation of our strategy requires us to sustainably develop our asset portfolio to deliver superior long-term shareholder returns. the Board has a responsibility to ensure each investment decision is made in accordance with Our BHP Billiton Charter and in consideration of a range of factors, including the health and safety of our people, our impact on our host communities and the environment, and the potential impact of climate change on our organisation. We operate in an industry where many of our activities are highly regulated by laws governing health, safety and the environment. We are committed to compliance with the laws and regulations of the countries in which we operate and, where applicable, to exceeding legal and other requirements which are less stringent than our own. a key element of our governance approach is to regularly review our performance and publicly report our progress. to focus our efforts on the things that matter most, we set targets and measure our performance, promoting continuous improvement and the efficient use of our resources. 2014 highlights US$9.9 billion paid in company taxes, royalties and certain indirect taxes

Operating with integrity Wherever we operate in the world, we do so with integrity, doing what is right and doing what we say we will do. Why this is a focus area to maintain our position as one of the world’s leading companies, we are committed to ethical business practices and high-quality governance in all our dealings. Ensuring proper business conduct the BHP Billiton Code of Business Conduct represents our commitment to upholding ethical business practices and applies to every employee, our suppliers and contractors, and our business partners working with or for us. underpinned by Our Charter values, the Code of Business Conduct makes it clear that commercial objectives can never compromise our commitment to working with integrity. We recognise that at times our people may find themselves in situations where complying with the Code of Business Conduct may appear to conflict with the ability to win or retain business. We have confidence that in upholding the Code of Business Conduct, we are working in the right way. embedding the requirements of the Code of Business Conduct across BHP Billiton is the responsibility of every leader. each area of the Group has the responsibility of completing and executing annual training and communication plans, including face-to-face meetings with all employees and certain contractors. to address any grievances or concerns that may be raised by our internal or external stakeholders, we have a number of reporting mechanisms available across the Group, including reporting to line managers or human resources representatives. ethicsPoint, BHP Billiton’s business conduct advisory service, is a worldwide service available to internal and external stakeholders that facilitates the raising, management and resolution of business conduct queries and concerns via a confidential 24-hour, multilingual hotline and online case management system. Contact details for the ethicsPoint service are available on our website at in addition, community complaint and grievance processes are available at a local level to acknowledge, investigate and document community concerns. Depending on the nature and severity of a concern that has been raised, it may require referral or further investigation. the management of queries, concerns and business conduct investigations is undertaken and recorded in accordance with defined processes. in Fy2014, 1,996 business conduct cases were recorded. of these, 1,572 cases were raised via our human resources or business representatives and 424 were raised through ethicsPoint. in line with our reporting requirements, 203 cases concerning harassment and equality in employment were recorded and appropriately investigated. of these cases, 24 remain open as at 30 June 2014. in 93 cases, appropriate disciplinary actions, including termination, were instituted. of the outstanding cases from Fy2013, two remain under investigation. (1) Communicating externally; community; competition and antitrust; corruption; gifts, meals, entertainment and travel; government relations; insider trading; intellectual property; third parties; and environment. Business conduct cases by region Anti-corruption our Anti-corruption Group level Document (GlD) and Code of Business Conduct prohibit unethical conduct, including bribery and corruption, in all our business dealings regardless of the country or culture within which our people work. our procedures require appropriate due diligence in selecting and engaging third parties, the maintenance of accurate and reasonably detailed records of expenditures, the implementation and maintenance of specific approval requirements for corruption-sensitive transactions, and any other processes viewed as necessary and appropriate to prevent, detect and respond to violations of anti-corruption law. We also prohibit any and all facilitation payments to government officials. as previously disclosed, BHP Billiton received requests for information in august 2009 from the us securities and exchange Commission (seC). Following that request, the Group commenced an internal investigation and disclosed to relevant authorities evidence that it has uncovered regarding possible violations of applicable anti-corruption laws involving interactions with government officials. the issues relate primarily to matters in connection with previously terminated exploration and development efforts, as well as hospitality provided as part of the Company’s sponsorship of the 2008 Beijing olympics. the Group is currently discussing a potential resolution of the matter.

Operating with integrity continued building capacity with our suppliers Our iron ore operations in Western Australia have engaged a leading Chinese engineering company to develop and deliver the next generation ore cars. Our iron ore rail system is one of the most we have worked with a reputable Chinese improved its health and safety technologically advanced and demanding manufacturer to establish a quality performance and built its overall in the world. Reliable ore cars are key control program in China that ensures management and technical capability. components for the smooth operation full compliance to our Supply ‘Source This has resulted in improvements in of the system, which improves our to Contract’ GLD and Australian the design of the ore cars and delivered productivity and guarantees stable standards. Through an ongoing process a better-quality performance on-site, supply of our product to our customers. of on-the-ground HSEC and fabrication with potential savings over five years China is one of our key markets. This inspections, testing and quality control of 20 per cent against current supply. relationship is strengthened through and by working cooperatively to achieve our procurement in China. Since 2009, design outcomes, the manufacturer has as has been publicly reported, the australian Federal Police has Contracted suppliers are assessed on a matrix for commercial indicated that it has commenced an investigation and the Group dependency versus supplier risk and assigned a tiered continues to fully cooperate with the relevant authorities. segmentation. a procedure to engage with each supplier in light of the continuing nature of the investigations it is not is developed appropriate to the level of risk. During Fy2014, appropriate at this stage for BHP Billiton to predict outcomes. we conducted facility visits to our most critical global suppliers Sustainability in our supply chain to assess compliance with our HseC, zero tolerance and business We understand our responsibility to ensure we only engage with conduct requirements. We also implemented minimum supplier suppliers who have responsible and ethical business practices. performance evaluation plans that are monitored on a regular basis. significant suppliers (tier one) represent approximately five per cent our objective is to build long-term partnerships that provide of our suppliers. We regularly review our internal Group risk sustainable benefits for our partner suppliers, our business and register and assess any reported changes that have the potential for the communities in which we operate. these relationships to introduce a higher risk to our Company than what was previously are managed in accordance with relevant contractual arrangements, assessed. We actively monitor our controls and actions for the Our Charter, our Code of Business Conduct, the Anti-corruption assessed risks in our supply chain and during Fy2014, significant GlD and relevant health, safety, environment and community changes in our tier one supply chain included the addition (HseC) GlDs. to identify sustainability risks across our supply chain, we use a of 13 new suppliers and the change of 42 suppliers from tier one risk-based approach within our Supply ‘Source to Contract’ GlD to tier two, due to a change in supplier segmentation. We also to support our suppliers’ alignment with our HseC and business removed 21 suppliers from the tier one supply chain due to conduct requirements. these requirements include zero tolerance HseC and Code of Business Conduct issues. of a number of human rights infringements, including child labour, inhumane treatment of employees and forced or compulsory labour. our suppliers are also required to adopt an open attitude towards legitimate activities of trade unions.

Conducting business transparently We care as much about how results are achieved as we do about the results themselves. Why this is a focus area Many of our products are required to have a specific safety our long-term success is dependent upon our ability to transparently data sheet. these sheets outline the relevant health, safety and report on and conduct our business. We are committed to being environmental aspects of our products and are available to our responsible stewards of the natural resources we develop and customers and the transporters of our products. For products where use in our operations and believe consistent and proper business chemical safety assessments are required by law, we also supply conduct demonstrates respect and integrity and creates trust exposure scenario information to our customers, which cover risk with our stakeholders. management measures for the identified uses of our products. Assessing risk when entering a new country in Fy2014, we engaged in a number of product stewardship regardless of location, rigorous assessment processes are initiatives, including with the international Manganese institute, required for every project we consider. We respect the authority steel stewardship Forum, international aluminium institute and of government and our operations are required to work within the australian Petroleum Production and exploration association. relevant legislative and regulatory frameworks at the local, regional, under the international Maritime solid Bulk Cargoes Code, national and international levels. the performance measures we have been actively involved in researching the behaviour detailed in our Country and Sanction Risk GlD stipulate that of iron ore fines (ioF) cargoes carried by sea. as a result, a new in high-risk countries, proposed new activities that may expose ioF shipping schedule has been developed, accounting for the the Group to a material risk issue, such as a reputational, legal specific physical and chemical properties of ioF, relating to or business conduct impact, must be assessed to ensure risks its potential to liquefy. We also provided extensive input and are properly managed and mitigated. new activities may include guidance into an industry technical working group that developed establishing new sales or purchase contracts, undertaking new an appropriate transportable moisture limit test method for ioF. community investment programs, interactions with government Furthermore, we are documenting a moisture management plan officials, or obtaining new tenements, licences or acreage to implement controls and provide the assurance that our ioF in a new region. product does not liquefy on board a vessel, thereby maintaining Product stewardship the vessel’s stability. this work has been extended to coal the multi-commodity nature of the Group means we have shipments, drawing heavily on the science from the ioF project a diversified customer portfolio. We seek to work with those and we are taking a leading role in an industry research project to involved in the life cycles of our products to enhance environmental understand and manage potential liquefaction in coal shipments. and social performance along the supply chain and to promote as a member of the World nuclear association, we follow their responsible use of our products. uranium product stewardship principles. this includes supporting as our main activities are resource extraction and primary the safe and peaceful use of nuclear technology and promoting processing, the majority of the life cycles of our products occur sustainable development for the industry. our product after our products have left our control. through our membership stewardship activities range from participating in national and of the international Council on Mining and Metals (iCMM), international stewardship programs to allowing our customers we have committed to implementing the iCMM sustainable to audit our HseC activities. We share concerns about the safe Development Framework, which requires us to facilitate and and secure packaging, transportation, handling and storage of encourage responsible design, use, reuse, recycling and disposal uranium from our mine site to australian Government-approved of our products along the supply chain. through our management overseas facilities. this is managed through a range of active systems and internal audit processes, we assess, prevent or controls and monitoring processes, including product security and mitigate potential environmental, health and safety risks to our transport arrangements put in place by BHP Billiton, the overseas people and communities to ensure the resources we produce conversion facilities and the respective international authorities. are properly managed.

Conducting business transparently continued a number of our coal operations have participated in product to include community livelihood opportunities post-closure, stewardship initiatives, including internal and external audits design and engineering specifications for structures remaining of the HseC activities undertaken by our operations and through at closure and human resource strategies addressing retention the provision of ongoing technical assistance to our customers and transition opportunities for employees. in addition, to better understand the properties of our products, including how we require closure plans to be developed as part of our major they can be used more efficiently. as a member of the World Coal capital investments to ensure we understand potential closure association, we work with the industry to proactively manage liabilities and have the opportunity to reduce them during the product stewardship issues, including forthcoming requirements design stage. the closure plans provide the basis for estimating of the international Maritime organisation international the closure costs and the associated accounting for closure and Convention for the prevention of pollution from ships. rehabilitation obligations. Closure planning an ongoing internal closure planning audit program, established Closure planning is a key consideration in the planning and in Fy2011, tests the effectiveness of the controls detailed in our development of our projects and operations. We are committed Corporation Alignment Planning GlD. Findings from these audits to minimising and mitigating the legacy impacts on the environment are reported to the relevant Business Presidents, while summary and related communities throughout the life cycle of our operations. reports are considered by the sustainability Committee of the Board. in line with our Corporation Alignment Planning GlD, our During Fy2014, 10 audits were conducted and, where required, operations are required to develop and maintain closure plans improvements to the closure plan or provisions were implemented. that address the details of rehabilitation activities for disturbed Information on these provisions is available in note 18 ‘Provisions’ to the land, remediation requirements for contaminated land, and end Financial Statements in our Annual Report 2014. uses for land and infrastructure. Closure plans are also required Transparently reporting our payments to government We believe that transparency of government revenue arising from the extraction of natural resources is an important element in the fight against corruption. We have been a supporter of the extractive industries transparency initiative (eiti) since its inception in 2002 and we continue to engage actively with eiti processes in the countries where we operate. the eiti is a global initiative to improve governance in resource rich countries through the verification and full publication of company payments and government revenue from oil, gas and mining. it provides a level playing field and ensures all companies disclose payments made to governments on the same basis. We also believe appropriate national and extra-territorial mandatory corporate reporting complements the eiti and provides a globally consistent regulatory framework for all extractive industry companies. We have developed four principles to outline what we believe any transparency framework should encompass to best tackle the fight against corruption. Our transparency principles Responsibility Governments, civil society and the corporate sector must work in partnership to support transparency and help fight corruption. We are committed to acting transparently and publicly reporting the payments we make to governments. Openness transparency is in the best interests of our shareholders, employees, contractors, partners, the customers, communities and societies in which we operate, and is essential to good governance and responsible investment. Fairness nations that share resource wealth and are accountable to their communities have the potential to attract greater, more responsible and long-term investment. ensuring our host communities share in our success is critical to the long-term future of our Company. Accessibility revenue transparency information must be meaningful, practical and presented in a form that is easily captured, reported and understood. Governments, corporations and civil society organisations have important roles to play in ensuring communities have the capacity to analyse and effectively interpret the information provided. in line with our support for the eiti, we report payments of taxes and royalties derived from resource developments on a country-by-country basis. the data is presented as the taxes and royalties that we pay as BHP Billiton (such as corporate income taxes and royalties) and also those that we collect on behalf of employees. Data is available on page 52 of this sustainability report. our payments to governments in Fy2014 included us$9.9 billion in company taxes, royalties and certain indirect taxes, and approximately us$1.5 billion in taxes collected on behalf of employees. More than 99 per cent of our payments are made to 14 countries. of these, our largest payments are made in australia, where we have the majority of our assets.

Addressing climate change Addressing climate change is a Board governance and strategic issue. Successful implementation of our strategy requires us to sustainably develop our asset portfolio to deliver superior long-term shareholder returns. Why this is a focus area We use the iPCC’s findings to build our understanding of We recognise our responsibility to take action by focusing on the impacts climate change will have on our business and to reducing our emissions, increasing our preparedness for physical inform our decision-making. limiting climate change will require climate impacts and working with others, including our industry substantial and sustained reductions of GHG emissions. our view and governments, to enhance the global response to climate is that an effective, long-term climate change policy framework change. to effectively address the challenge of climate change, should use a portfolio of complementary measures to reduce there must be a significant focus on developing and deploying emissions and build resilience. this should include a price low-emissions technologies. on carbon that addresses competitiveness concerns, support for energy-efficiency improvements and the development Climate change governance and deployment of low-emissions technologies, together with there is uncertainty around the physical impacts of climate change measures to respond to the physical impacts of climate change. and how the world will respond to these impacts or seek to mitigate climate change. in light of this, our investment decisions We will continue to take action to reduce our emissions and are informed by a comprehensive understanding of a range of build the resilience of our operations, investments, communities possible climate change outcomes and the associated risks and and ecosystems to the impacts of climate change. recognising opportunities to delivering shareholder value. We use a broad their role as policy makers, we engage with governments range of scenarios that consider critical global uncertainties to enhance the global response. We work in partnership with (e.g. macroeconomic and geopolitical) and their impacts resource sector peers to improve sectoral performance and on supply and demand assumptions to test our portfolio and increase industry’s influence in policy development to deliver investment decision-making. effective long-term regulatory responses. through material investments in low-emissions technology, we will contribute our approach to addressing climate change is to identify to reducing emissions from the use of fossil fuels. emerging trends, develop strategies, coordinate activity across the Businesses and report our performance externally. our Group The global challenge Management Committee has primary responsibility for the design our diverse portfolio is important in meeting global demand and implementation of an effective position and response to for energy. We will continue to adjust the shape of our portfolio climate change and accountability for performance against our to match energy and commodity demand and meet society’s climate change metrics. We also seek input and insight from expectations while maximising shareholder returns. external experts, such as the Forum on Corporate responsibility. our approach to investment decision-making and portfolio to reflect updates in scientific knowledge and global regulatory management ensures that climate change risks are identified, and political responses, we regularly review our position on assessed and appropriately addressed. We have been applying climate change. We incorporate climate change considerations an internal price on carbon in our investment decisions and into our Group scenarios to understand potential impacts on portfolio evaluation for more than a decade and were early our portfolio. We also conduct annual reviews of performance adopters of this approach. We maintain a view on carbon against Business greenhouse gas (GHG) targets to ensure we pricing using a carbon price protocol which we update regularly. are on track to achieve our Company target. the sustainability our carbon price protocol tracks the progress of national Committee has considered a range of climate change scenarios commitments to tackle climate change throughout the world, and continues to monitor the actions being taken to manage including our major operating regions and customer demand a range of climate change impacts and policy responses. centres and considers various potential scenarios for how global emissions and policy will evolve over time. We look at Our perspective on climate change the potential for reductions in emissions and the cost associated We accept the intergovernmental Panel on Climate Change’s with those reductions to determine an appropriate price level (iPCC) assessment of climate change science, which has found for each relevant country or region. in doing so, we consider the that warming of the climate is unequivocal, the human influence effectiveness of different policies, political situations required is clear and physical impacts are unavoidable. We believe the to pass legislation, timing to implement reductions and the world must pursue the twin objectives of limiting climate change interaction between policy mechanisms. to the lower end of the iPCC emission scenarios in line with current international agreements, while providing access to through a comprehensive and strategic approach to corporate the affordable energy required to continue the economic growth planning, we work with a broad range of scenarios to assess essential for maintaining living standards and alleviating poverty. our portfolio, including consideration of a range of policy responses to and impacts from climate change. our work suggests that BHP Billiton’s portfolio diversification provides resilience to our overall asset valuation. the diversity of our overall portfolio, which includes energy (oil, coal and uranium) and minerals (including copper, premium-quality iron ore and potash), uniquely positions us to manage and respond to changes and capture opportunities to grow shareholder value over time.

Addressing climate change continued Stranded assets and the ‘carbon bubble’ Adaptation the potential gap between the current valuation of fossil fuel We recognise that we must ensure our business is resilient and reserves on the balance sheets of companies and in global equities can adapt to physical climate change impacts that will occur. markets and the reduced value that could result if a significant our assets are long-lived, so we take a robust, risk-based approach proportion of reserves were rendered incapable of extraction in to managing these impacts. our assessment of the regional an economically viable fashion due to responses to climate change impacts on our Businesses shows that they are already exposed is known as the ‘carbon bubble’. although this concept has been to risks as a result of climate change impacts, including increasing discussed by nGos and academics for several years, there has storm intensities, greater water supply variability and an increasing recently been renewed interest in this topic, particularly from number of high-temperature days. these impacts can affect health ratings agencies and investment analysts. there is, however, and safety, productivity and financial performance. testing the little consensus on what specific carbon prices, fossil fuel resilience of our operations to these impacts has already changed demand or market prices might trigger this devaluation. the way we work. For example, the identification and assessment of increasing storm intensity and storm surge levels has resulted Providing access to the affordable energy required to continue in raising the height of the trestle at our Hay Point coal port economic growth is essential for maintaining living standards facility in australia as part of our expansion plans. and alleviating poverty. under all current plausible scenarios, fossil fuels will continue to be a significant part of the energy We continue to look for enhancements to the Company-wide mix for decades. integrated planning framework to allow better assessment of the physical risks associated with climate change and to ensure BHP Billiton uses a scenario framework, including for forecasting resilience is embedded into our business plans and investment commodity prices, that considers critical global uncertainties decisions. We will also look for opportunities to work in partnership (e.g. macroeconomic and geopolitical) and their impacts on supply to improve community and ecosystem resilience to the impacts and demand assumptions. using a range of carbon prices and of climate change. commodity demand and pricing assumptions across a variety Investing in technology and innovation of internally consistent scenarios, we have determined that BHP Billiton’s overall asset valuation is not at material risk, the to effectively address the challenge of climate change, there must pay-back periods for most present and future investments in fossil be a significant focus on developing and deploying low-emissions fuels production are relatively short and the portfolio remains robust. technologies over the next few decades. the rate of technology improvement and subsequent adoption must be faster than Mitigation the usual commercial timeframes if these technologies are to We have been setting GHG targets for our Businesses since be available at scale and at acceptable cost to meet the global 1996 and have a goal to limit our overall emissions to below challenge. industry and government will need to work together our Fy2006 baseline by Fy2017. Meeting an absolute target is not in collaborative partnerships to facilitate this step-change. easy. Growth across our Businesses will increase emissions, and We are a foundation member of the Cooperative research Centre we must continually look for opportunities to improve our energy efficiency and implement GHG reduction projects to mitigate for Greenhouse Gas technologies, one of the world’s leading this increase. all our Businesses are required to minimise collaborative research organisations focused on carbon capture their emissions to reduce our contribution to climate change. and storage (CCs). We contribute a voluntary levy to the australian they must identify, evaluate and implement all suitable projects Coal association low emissions technologies to facilitate the that prevent or minimise GHG emissions, including in project development of low-emissions technologies from coal use, design and equipment selection. including CCs. We are a member of the Global Carbon Capture For further information on our GHG emissions reduction projects, and storage institute, which aims to accelerate the development, demonstration and deployment of CCs globally through knowledge please refer to page 28 of this Sustainability Report. sharing, fact-based advice and advocacy and works to create favourable conditions to implement CCs. We are developing a more integrated approach to low-emissions technology to provide a roadmap for our investments. We will investigate opportunities for investment across a range of technologies that have the potential to lead to material emission reductions in our operations and across our supply chains. to accelerate deployment of any prospective technologies, we will seek opportunities to partner with governments, industry leaders and key researchers. Further information on our approach to climate change plus a detailed discussion of regulatory, physical and other climate change risks and opportunities, as contained within our Group response to the Carbon Disclosure Project investor request, are available on our website at

People Our people are the foundation of our success and their health and safety comes first. our approach regardless of where we work or what we do, we strive to create a working environment that is free from injury and illness. our priority is to identify, understand and manage the material risks within our business, ensuring our people, suppliers, contractors and the communities in which we operate remain safe and healthy. throughout our business, we encourage our people to step-up and use their functional expertise to help us deliver on our strategy and contribute to our long-term future. We grow and develop through diversity, creativity, collaboration, energy and encouragement, and by rewarding our people for achieving results. 2014 highlights 123,803 employees and contractors 9 per cent reduction total recordable injury frequency. No fatalities at our operated assets.

Keeping our people and operations safe We seek to simplify the way we manage safety and to appropriately manage our risks to protect our people. Why this is a focus area Our safety performance We recognise that the health and safety of our people comes first. in Fy2014, no fatalities were recorded at our operated assets. this is core to Our BHP Billiton Charter and to every aspect of our this is the goal we aspire to achieve on an ongoing basis. in prior business. our people are key to our long-term success and central years, we have been successful in significantly reducing but not to continuously improving our health, safety, environment and in eliminating fatalities, and this year we continued to see community (HseC) performance. potentially significant safety events. During Fy2014, our overall total recordable injury frequency (triF) performance of 4.2 Managing our safety risks injuries per million hours worked improved by nine per cent to understand, manage and, where possible, eliminate the risks compared with 4.6 injuries per million hours worked in Fy2013. in our business, we have appropriate controls in place and provide our people with appropriate training. While eliminating hazards through engineering or physical controls has a strong place in safety management, we understand it is only part of the solution. our minimum mandatory requirements are detailed in our Total recordable injury frequency (1) Fatal Risk Controls Group level Document (GlD). these are the steps required to identify, assess and control seven key risk areas 6.0 for our organisation: vehicles and mobile equipment, explosives and blasting, ground control, hazardous materials, isolation and permit-to-work, work at height, and lifting operations. 4.0 . 2 the controls implemented to address these risks are consistent 4 with articles 6-12 of the international labour organization’s safety and Health in Mines Convention, 1995 (no. 176). our operations are also required to have systems in place to identify 2.0 and effectively manage foreseeable crises and emergencies. this ensures our operations can deal with potential causalities, to limit harm and safely return to full function as soon as possible. 0.0 across our Businesses, we undertake annual assessments to verify FY2010 FY2011 FY2012 FY2013 FY2014 that critical controls are effective in managing each material risk. During Fy2014, we maintained this focus, which included (1) Per million hours worked. assessing whether the critical controls were being deployed as designed and to the standard required. Following a review of material safety risks that were recorded in our Group Material risk register, studies were undertaken to further assess the events, risk ratings and critical controls to manage the risks associated with fire and explosion at underground coal and hard rock mines, fall of ground in open-cut and underground mines, and fire and explosion associated with our oil and gas operations. these studies identified opportunities for improvement, which are being assessed for implementation by the relevant operations.

saFety in conFined spaces Our Businesses have developed tools to protect our people from the risks of working in confined spaces. At our BHP Billiton Energy Coal South Real-time gas measuring sensors are At our nickel refinery in Western Africa’s (BECSA) Klipspruit colliery an also integrated into the system, with Australia, a tool has enabled workers electronic remote monitoring device gas concentrations displayed within to assess the adequacy of ventilation designed specifically for confined-space the confined space and remotely in and make informed decisions about work has reduced the risks for workers. the control room. The remote console safe work within a confined space. Confined-space work has inherent risks, also includes a wide-angle motion Ventilation plans now contain including oxygen deficiencies and detection camera, intercom system, significantly more detail on how the accumulation of carbon monoxide call button and gas measuring sensors to maintain a safe atmosphere within and other flammable gases. As work that can be configured to measure a confined space and include details is conducted in isolation and in very oxygen and toxic and flammable on volume turnovers inside the space, small compartments, communication gases. Components are housed in type and volume of gas input, nature via two-way radios is not always an industrial-grade enclosure and of the work, fume extraction and forced possible. A BECSA team developed attached via heavy-duty magnets ventilation. This has led to a significant a remote monitoring device that enables to any metal surface. reduction in the likelihood of an unsafe audio and visual communication. atmosphere occurring. delivering saFer, More predictable and productive operations through technology Autonomous haul truck at our Jimblebar iron ore mine in Western Australia. We are committed to pursuing mature opportunities, and reduce the labour and proven technology options that intensity of future mining operations. lead to improvements in workplace The trucks are monitored and operated health and safety. In FY2014, a trial of from our Integrated Remote Operations six autonomous haul trucks commenced Centre, located in our Perth offices. at our new Jimblebar iron ore mine in The trial will test the roles, processes Western Australia. Autonomous haul and technology required to operate trucks allow us to remove people from the trucks and provide us with an potentially hazardous environments, understanding of the safety benefits. increase the predictability and If the trial is successful, consideration productivity of our haulage operations, will be given to expanding the use provide new employment and training of autonomous haul trucks.

Keeping our people and operations safe continued iMproving and standardising our aerodroMe inFrastructure With more than 200,000 passenger movements annually, our Iron Ore Business in Western Australia has made measurable improvements to our owned and operated aerodromes. Photo credit: Kilderbeck Photography Services. As part of a global process to improve aerodromes have Bureau of capability has also been improved with and standardise contracted aircraft Meteorology-approved aerodrome an increase in airfield rescue fire-fighting technical specification and related automated weather stations that capability, and the relocation of aerodrome infrastructure, our Iron produce aviation forecasts for flight an emergency medical evacuation Ore Business was one of the first planning purposes. Both aerodromes helicopter to the Coondewanna adopters of automatic dependent have precision approach path indicator aerodrome. The helicopter is available surveillance-broadcast equipment systems for vertical flight path to serve the local community and on their contracted aircraft, providing guidance, and global navigation performed four community-related safety and efficiency benefits. satellite system approaches to enable missions in FY2014. Our Barimunya and Coondewanna all-weather operations. Local response Managing our aviation risks Responsibly undertaking deepwater drilling each year, we make more than 500,000 people movements Deepwater oil and gas exploration is an important aspect of to and from our operations using contracted aircraft services. our business. our skilled drilling professionals use comprehensive in Fy2014, we introduced five minimum critical controls in our and proven processes and systems to conduct deepwater drilling Aviation GlD to provide a framework for aviation material risk operations in a safe manner that complies with the regulations management across our operations. the minimum controls where we operate and our own strict requirements. We maintain include requirements that personnel must meet all licence common worldwide standards, cultivate a culture of continuous and experience requirements and be fit for work; aircraft must improvement and focus on reducing risks in all our offshore oil be appropriate for the activity and suitably equipped; fuel must and gas drilling operations. in the Gulf of Mexico, the C. R. Luigs be of an acceptable quality and quantity for the activity; weather is an ultra-deepwater drillship at the forefront of our neptune monitoring and forecasting must be appropriate for the activity and shenzi fields. under contract to our Petroleum and Potash and operating environment; and infrastructure must be of an Business since 2000, the drillship has worked to improve workplace acceptable design and in acceptable operating condition for risks, finding simple solutions to complex challenges. take-off and landing. these controls will provide greater consistency While our focus is on incident prevention, risk mitigation plans with which aviation risk will be addressed and will enable best include contracts with specialist providers for mobilisation of oil practice to be shared across the Group. Furthermore, we require spill response and the latest capping and containment technology two pilots for all passenger operations, which is above the systems. We undertake regular emergency response drills, industry standard. internally and in conjunction with local regulatory agencies. in Fy2014, BHP Billiton led an industry group in revalidating the Flight safety Foundation’s Basic Aviation Risk Standard, which is the underlying technical standard that we use in our aviation activities, as mandated by our Aviation GlD. this technical standard includes additional equipment requirements for long-term contracted helicopter and aircraft services over and above minimum regulatory expectations, such as traffic collision avoidance systems, terrain awareness warning systems, upper torso restraints, vibration monitoring systems and multi-engine requirements in certain conditions.

Focusing on the health of our people Ensuring the health of our people at work and for the long-term is important to us. Why this is a focus area Our health target performance to prevent occupational illness and injury, we are focused in Fy2012, we established a health target baseline and committed on ensuring the work our people are required to do does not impact to reduce potential occupational exposure to carcinogens their health and that they are fit for work. this means identifying and airborne contaminants by 10 per cent by Fy2017. in Fy2014, and assessing risk factors, and managing and minimising their we recorded a 22 per cent decrease in the number of potential impact. For some roles, this may include a medical assessment exposures to carcinogens and airborne contaminants, if not based on risk, taking into consideration the work to be performed for the use of personal protective equipment, compared with and the work environment. our Fy2012 baseline. We have therefore currently exceeded our target; however, exposure control remains an area of focus Managing our health risks to ensure our reductions are maintained. During Fy2014, we continued to focus on the ongoing identification and management of significant health risks across our organisation. the reductions in Fy2014 can largely be attributed to a number the minimum mandatory controls contained within our Health of initiatives, including the commissioning of a new ventilation Group level Document (GlD) were revalidated and are structured shaft at our manganese mine in south africa; improvements around three principal aims: the prevention of illness from exposure; in dust control at our illawarra Coal operations in australia; ensuring people are fit for work; and returning people to work successful control of diesel particulate exposures at our after illness or injury. BHP Mitsubishi alliance coal operations and our nickel West underground operations in australia; and improved control of in our business, the health risks at our workplaces include the smelting process at our manganese operation in australia; occupational exposure to noise; carcinogenic substances, as well as the partial closure of our aluminium smelter in such as silica, diesel particulate matter (DPM), nickel, sulphuric south africa. this exposure reduction was partially offset due acid mist and coal tar pitch volatiles; other airborne contaminants, to increased activity at one of our copper operations in Chile. such as coal mine dust and fluoride; and musculoskeletal stressors. While good progress has been made in relation to occupational risks to fitness-for-work, such as fatigue and impairment from exposures to carcinogens and airborne contaminants, and it illegal or legal drugs, including alcohol, have been recognised. is probable that we will exceed our Fy2017 target, there are all our workplaces are required to develop and implement potential risks that may result in deterioration in our position. a fatigue management plan and a risk-based drug and alcohol Maintaining our exposure reductions relies on the successful program. in a number of our operations, the fatigue management adoption and maintenance of effective exposure controls and plan includes consideration of the fatigue-related risks of getting on our ability to effectively implement new controls that limit an to and from the workplace. increase in worker exposures associated with business expansion.

Focusing on the health of our people continued reducing exposure to diesel particulate Matter Our people at Cannington are actively engaged in finding solutions that reduce exposure to diesel exhaust. The use of large diesel-powered mobile at the source. Working with the adequate mine ventilation to the equipment to move materials, people equipment manufacturer, Cannington underground workplaces; conducting and product is an integral part of our has redesigned its underground loader periodic inspections; monitoring; business. As a result of the combustion engines and developed a diesel education; and providing appropriate process, diesel engines emit Diesel particulate flow-through filter personal protective equipment. Particulate Matter (DPM), exhaust to reduce DPM. Additional benefits In our underground coal operations, gases and a range of vapours and include an increase in the fuel the control of exposure to diesel compounds collectively referred efficiency of underground heavy particulate is a key focus area. Control to as diesel exhaust. Exposure can vehicles, reduction in exhaust and strategies are based on low-emission lead to short- and long-term risks engine noise, reduction in component engines, fuel selection, scheduled to health, including headaches, heat and risks associated with heat maintenance, exhaust filtration irritation and nausea, and respiratory transfer and fire, and an increase and personal protective equipment. disease. The International Agency for in workforce awareness of technology In addition, administrative control, Research on Cancer has classified diesel to abate occupational exposures. balancing the number of units in exhaust as carcinogenic to humans Our Cliffs nickel mine in Western a section and the mine ventilation, and the scientific data regarding Australia implemented a DPM is used to further reduce exposure. the dose response for diesel exhaust reduction project to reduce the health We are investigating the advantages continues to evolve. In keeping risks of exposure to DPM by also of using diesel fuel that is maintained with the ‘precautionary principle’, reducing diesel engine emissions at at a high level of cleanliness, free our Businesses are required to the source, managing the transmission of contamination and moisture. implement controls at 50 per cent of DPM through the underground To facilitate this, we are establishing of the diesel exhaust occupational environment and minimising personal a clean diesel network with the key exposure limit (OEL), in contrast exposure to the risk. A number objectives of education and awareness to all other agents, which do not of engineering and administrative with respect to the advantages of require control implementation until controls were implemented, including maintaining clean fuel, quantification the OEL is exceeded. In the underground the use of low-sulphur fuel and and verification of fuel savings, environment, the diesel exhaust low-ash oil, which are known to burn maintenance savings, gaseous exposure risk is exacerbated due to cleaner; installing diesel particulate and particulate emission reductions the confined nature of the operations. filters on the underground haulage and highlighting related change At our Cannington silver, lead and truck fleet and large underground management activities on fuel handling, zinc mine in Australia, an integrated loaders; implementing a DPM storage and infrastructure opportunities. engineering control has been measurement program for mobile developed to actively reduce DPM equipment diesel exhaust; providing

Managing occupational exposure Employee occupational illness (1)(2) We manage our exposure through compliance with occupational 3 exposure limits (oels). our Businesses are required to comply with regulatory oels that apply in the jurisdiction they are 0.55 operating in; however, they must also comply with the oels 1.61 specified in our Health GlD. these are sourced from the uK 2 Health and safety executive (Hse) and for selected substances that are significant to our operations, oels are set internally. We set a lower oel when we have determined that the use of regulatory or Hse oels may not be sufficient to protect 1 our people and may result in severe long-term health impacts. Other illnesses the review of our oels is a continual process and is supported 0.68 Musculoskeletal by scientific evidence, peer analysis and independent review. Noise-induced hearing loss 0 our operations are required to identify health risks and establish FY2010 FY2011 FY2012 FY2013 FY2014 an exposure risk profile for harmful agents. they are required to review the profile to validate exposure levels and account for process changes. Periodic medical surveillance is required (1) Per million hours worked. when potential exposure to harmful agents exceeds 50 per cent (2) In FY2014, occupational illness is expressed based on the number of hours worked. This has been applied to prior reporting years. of the oel. this identifies health effects at an early stage and allows us to confirm whether the exposure controls we have in place are functioning as designed. Where exposure potentially exceeds, or is anticipated to exceed, the oel, the implementation a rehabilitation program based on medical advice. We also seek of exposure controls is required. to optimise return-to-work outcomes through early reintegration our priority is to control occupational exposures at their source into the workplace, to the extent practicable. and minimise their impact. all our operations are required to Exposure to noise evaluate and implement exposure controls in project design Due to the nature of the work we perform (using heavy equipment, and equipment selection, and in accordance with the hierarchy drilling and blasting activities, confined work environments), of controls, starting with elimination, substitution, isolation noise-induced hearing loss (niHl) is an ongoing health issue and engineering, and finishing with administrative controls and across our industry. personal protective equipment. We are focused on continuously after four years of trending downwards, niHl increased in Fy2014. improving our exposure controls. the improvement in reported cases of niHl over the four years Preventing occupational illness to Fy2013 was largely due to a gradual decline in the number to ensure our people are fit for work, we require our operations of cases detected following the 2010 introduction of the us to have systems in place to minimise the risk of exposure, incidents Government’s occupational safety and Health administration and injuries. across the Group, we continue to monitor the incidence (osHa) reporting guidelines. the osHa criteria required a lower of occupational illness within our workforce and to implement degree of hearing loss to be reported, resulting in the reporting activities designed to counter lifestyle-related risk factors. of a number of legacy cases (workers with potentially longstanding in Fy2014, the incidence of employee occupational illness was niHl, which was previously unrecognised or not reaching the 2.84 per million hours worked, an increase of 19 per cent on former reporting threshold). the bulk of these were identified Fy2013. We are reporting contractor occupational illness for the in the first two years following the change, with evidence of first time this financial year and the incidence was 1.07 per million a reduction in such cases extending into Fy2013. the additional hours worked for contractors. a significant number of the illnesses cases of niHl in Fy2014 were from our aluminium, Manganese in our workers are due to long-term slow onset conditions such as and nickel Business, where two of our australian assets have noise induced hearing loss (niHl) and gradual onset musculoskeletal introduced programs for the early detection of hearing loss, conditions. We are less likely to see these illnesses in contractors which has resulted in a greater focus on this illness. who are only working with us for short tenures. additionally, We expect an increase in cases of niHl in Fy2015 due to a our ability to access contractor illness data is variable across the large number of legacy cases likely to be detected at our Western Group and hence our data set is not as comprehensive as that for australia iron ore (Waio) asset. Health surveillance was carried employees. We continue to work with our contractors to collect out by the regulator, from 1996 until it ceased in January 2013. the most accurate data possible. the Waio health surveillance program has since been set up and in Fy2015, we will be reviewing occupational illness across is used to identify possible cases of niHl, and assess them against the Group and as part of this will investigate any other causes the osHa criteria. this work will progress throughout Fy2015. for the differences in the rates of employee and contractor the fact that more cases are being detected indicates that more illness. the incidence of employee occupational illness has focus on the effectiveness of exposure control is required. as well been increasing across the Group since Fy2010, largely due as controlling exposure through engineering means our operations to increased reporting of musculoskeletal illnesses. Where an are required to individually test the hearing protection of each individual has been identified as having a work-related illness worker. this is a new requirement of our revalidated Health GlD or injury, we facilitate medical treatment and, where necessary, and is expected to result in a reduction in cases of niHl over time.

Focusing on the health of our people continued Musculoskeletal illnesses Serious disease Due to the nature of our workplaces, our people can be exposed as a global business, we recognise that health issues, to hazards and risks that contribute to musculoskeletal illness. such as HiV/aiDs, malaria and tuberculosis can impact these include manual handling, heavy physical work, fixed our communities and activities. our priority continues to be work postures, sedentary work, frequent bending and twisting, maintaining the wellbeing of our people, ensuring the continuity lifting and forceful movements, repetitive work and vibration. of our business and providing support, where appropriate, to our illnesses can result from a single activity or action, but may host communities. Where we have activities in countries with be cumulative and associated with tissue damage over high exposure to serious diseases, we implement programs a long period. that help prevent and manage the impact of disease and that assist in caring for our employees and the people living in our Musculoskeletal illnesses represent the majority of reported host communities. Where there is a high prevalence of HiV/aiDs, illnesses resulting in restricted or lost days across the Group. malaria and tuberculosis in our areas of activity, we offer the most severe of these are to the back, shoulder and arm. education, training, voluntary testing and counselling, screening in Fy2014, we reported 165 new cases of musculoskeletal illness and treatment programs to our people. in addition, we offer risk for employees, an increase of 32 per cent on Fy2013. this result control programs to our employees and to our host communities; was principally due to the increased reporting of musculoskeletal these programs draw upon the international labour organization illnesses at our Waio and at our new south Wales energy Coal code of practice on HiV/aiDs and the world of work. We seek Businesses, where an injury classification process, supported to provide appropriate access to medical care for employees by detailed investigation, has been introduced. the cases and their dependants. in iron ore are primarily slow onset musculoskeletal strains. targeted interventions are being conducted to identify the major causes and assess the effectiveness of controls. it is not yet possible to gauge the impact of these interventions. We continue to implement solutions designed to minimise the risks through engineering (equipment design, vehicle design and suspension, vehicle condition and maintenance, seat design and maintenance, cabin layout and design, and road maintenance) and through administrative controls, such as vehicle speed. our operations are also addressing potential musculoskeletal illness through exercise and wellness initiatives, and the identification and control of ergonomic health risks. resourcing coMMunities to iMprove health and wellbeing Investing in health and wellbeing is a priority for us. We believe the benefit of healthy, contribution to the Global Fund to bed nets. Additionally, in 2011 productive people is immeasurable, Fight AIDS, Tuberculosis and Malaria. BHP Billiton Sustainable Communities and extends far beyond the This commitment is designed committed US$25 million to immediate workforce and community. specifically to support the Global international NGO, PATH, to implement Our investments in community Fund’s Mozambique initiative to fight the five-year Window of Opportunity health aim to improve the quality malaria over the next three years. project to improve maternal and child of, and access to, general medical Our investment will support the health and development in five districts care. These investments facilitate work Mozambique Ministry of Health in South Africa and Mozambique. with health departments to understand and World Vision to work with The project aims to strengthen local their needs and challenges, and help communities to improve early diagnosis health and development systems and strengthen systems and build capacity. and treatment of malaria, as well as community structures and improve In January 2014, BHP Billiton implementing a number of preventive the quantity and range of clinical and Sustainable Communities, our UK based controls, including indoor spraying community-based services. charity, announced a US$10 million and provision of insecticide-treated

Our people We are successful when our people start each day with a sense of purpose and end the day with a sense of accomplishment. Why this is a focus area the gender composition of our workforce is 16 per cent female to achieve success in a business that is diversified by commodity, and 84 per cent male. in the european, asian and north american geography and market, we require talented, diverse and inclusive regions, our workforce is greater than 29 per cent women. teams that reflect our local communities. our median age group across the workforce is between Strengthening our business through diverse 30 and 39 (33 per cent). and inclusive teams Our Charter continues to give us guidance on how our work in Fy2014, our global workforce comprised 47,044 employees is executed and decisions are made. We expect all employees and 76,759 contractors working at 130 locations in 21 countries. to demonstrate specific behaviours that support diversity and create a collaborative and inclusive work environment as part We are committed to diversity in the broadest sense, including of our Charter Values in action. this is an integral element of our thought and perspective, age, disability, nationality, ethnicity, performance management process against which our people are orientation and gender. We strive to achieve diversity across assessed, coached and provided feedback. the Group and at all levels of our organisation. our Board of Directors is comprised of 14 members, including in Fy2014, we progressed a number of diversity objectives two women and representing eight nationalities. to enhance our diversity profile. in our graduate recruitment the Board believes critical mass is an important driver of a program, we continued to implement targeted initiatives more diverse workplace and has set a goal of increasing the and use tailored marketing materials and events to increase number of women on the Board to at least three. our intake of female graduates in specific disciplines. We used a range of online and printed marketing and communication tools Pay equity overall is based on skills, experience and size within our recruitment campaigns to attract the best graduate of role. the male-to-female salary ratio is 1.03:1.00. candidates from a diverse graduate talent pool. in our Copper across the Group, our workforce comprises 116 nationalities Business, we achieved 43 per cent female representation in and 23 ethnicities. the Chilean graduate program. Globally, our proportional intake of women into the graduate program has increased by three percentage points bringing the number of female graduates to 34 per cent. Employees by region Contractors engaged at our owned as part of our stated commitment to diversity and inclusion, and operated assets by region all our Businesses, Group Functions and Marketing develop and implement multi-year diversity plans. We continued to make progress through targeted recruitment initiatives designed to increase the representation of female and ethnically diverse employees; learning sessions on diversity and inclusion; targeted sourcing; and development strategies for high-potential women. Female representation in our accelerated leadership Development Program, which commenced in 2013, remains at 41 per cent. Australia 49% Australia 41% During Fy2015, we will continue to execute our Group-wide South America 20% South America 32% diversity and inclusion strategy and actively promote an inclusive Africa 19% Africa 13% North America 9% North America 10% work environment that embraces and more effectively leverages Asia 2% Asia 3% the diversity of our people. in Fy2014, success against our diversity Europe 1% Europe 1% and inclusion objectives was considered in determining variable remuneration.

Our people continued case studyreMoving barriers, creating diverse teaMs We value and encourage the unique ideas and perspectives that a diverse workforce brings to our team. Our Western Australia Iron Ore Asset At our Escondida operation, in Chile, Diversity Action Plan provides support developed the Kworp Kooling Mining a traineeship program specifically for female employees to develop Skills Program to provide Indigenous designed for women was implemented the specific skills required in the trainees with job-specific training and in FY2014. The program addressed the resources sector. At Daunia, the new skills and knowledge about mining lack of females in operational roles, workforce consists of 26 per cent operations to prepare them for the especially in operator and maintainer women. At the Caval Ridge mine, rigours of a fly in, fly out lifestyle. roles, with the intent of developing women represent more than Since FY2013, 62 Indigenous trainees technical knowledge and practical skills 21 per cent of the workforce. have commenced, with 55 retained to prepare participants for permanent Our Jansen Potash Project, in Canada, in the Business. In addition, 45 per cent positions within the Business. is focused on increasing female of the trainees are women, a positive All the women recruited into the and First Nations peoples participation result for female diversity. In June 2013, program, most without previous in the workplace. In FY2014, the Project the first all-women’s program was mining experience, successfully partnered with the Saskatchewan introduced, with eight women recruited completed their theoretical training, Indian Institute of Technology to to work at our Jimblebar Mine. while 97 per cent finished the develop and implement a job skills The retention rate of Indigenous first phase of practical training. pre-training program for the First women on the Kworp Kooling program In FY2014, 13 trainees were offered Nations communities. The Project is 96 per cent, with women now permanent positions at Escondida. also worked with the Saskatchewan constituting 24 per cent of the Asset’s To address a gender diversity gap Mining Association’s Women in Mining Indigenous workforce. Kworp Kooling in the resources sector, our Daunia to jointly sponsor the inaugural has provided an unprecedented and Caval Ridge coal operations in Women’s Development Day for Women opportunity for women to commence Australia committed to developing in Mining. More than 100 professional careers in the resource sector. a balanced workplace representative women attended, and this is now of the broader social landscape. scheduled to become an annual event. BHP Billiton Mitsubishi Alliance’s (BMA) recognising our outstanding woMen Laura Tyler, Asset President, Cannington Mine, Australia. In FY2014, we celebrated diversity Our first woman to be appointed an and inclusion across the Group with asset president in the Company, at our International Women’s Day events in Cannington Mine in Australia, Laura Australia, Singapore, Chile and South Tyler, was named the overall winner of Africa. Five of our female leaders the Queensland Resources Council’s (Margaret Beck, Vicky Binns, Tina 2014 Resources Awards for Women, for Markovic, Jane McAloon and Vanessa her achievements in and contribution Torres) were also recognised as to the resources sector. inspirational role models and significant contributors to the industry as part of Women in Mining UK’s ‘100 Global Inspirational Women in Mining’ list.

Attracting the right people to help our people focus on clear, aligned and measurable goals, We attract and employ people with exceptional skills who 74 per cent of our employees participated in a formal performance share our values. review process, including 58 per cent of our operators and support staff. this process also provided the opportunity to receive feedback throughout the Group, recruitment is managed locally, and coaching, and to develop skills and capabilities through the with employment opportunities offered on the basis of merit. execution of each individual’s development plan. our transparent every individual who applies for a job with us is evaluated reward practices and processes are designed to ensure performance according to their job-related skills, qualifications, abilities, is measured on fact-based outcomes and to reward people for both aptitudes and alignment with Our Charter values. in some jurisdictions, targeted affirmative action may be required what they achieve and how they achieve it. our people participate to address any imbalances. this is achieved through indigenous in training and development programs designed specifically employment and training programs, Broad-Based Black economic to meet local requirements. on average, each employee received empowerment programs and by giving priority to increasing the 44 hours of training and development throughout the year, including representation of females in our workforce. health and safety training. as part of our mandatory induction process, our people undertake training on the BHP Billiton Code to meet our current and future human resourcing requirements, of Business Conduct, which includes our position on anti-corruption. we undertake resourcing activities at the local, national and Building mutual respect international level that are aligned to our broader business strategy. relationships with our employees and our other stakeholders internal candidates are prioritised for roles and supplemented are built on mutual respect. We believe that having employees by external recruitment in the local labour market. directly engaged with the Company through open and transparent as many of our operations are located remotely, we seek communications, involvement and personal development is the to attract and retain a diverse workforce with a range of most effective way of ensuring harmonious operations. employment models offering choice and quality options for our aim is to achieve labour relations outcomes that are mutually facilities, rosters and living arrangements, including residential beneficial, attractive to the employee and aligned with the drivers and fly in, fly out or drive in, drive out workforce practices of operational success. Workplace efficiency is achieved when labour where people work on-site and reside outside the community. relationships allow for a culture of continuous improvement and are Building a high-performance organisation accepting of change. in instances of industrial disruption, our aim empowering our people to identify and implement improvements is to maintain the safety of our people while minimising the impact that maximise our performance has the potential to improve our on our customers, in line with our commitment to shareholders. productivity and create value. We have a skilled, motivated and Due to the breadth and geographic diversity of our business, engaged workforce that values our work and the contribution we operate under a number of legislative regimes. We are we make. through our people strategy, we are strengthening committed to full compliance with all workplace legislative the capability of our leaders to navigate change and enabling requirements and regulations in the jurisdictions in which we our people to step up, develop and realise their potential. work. our employment arrangements range from collective to in Fy2014, our leaders participated in a series of executive individual employment contracts. in Fy2014, 54 per cent of our leadership Programs (elPs) to provide them with the support employees were covered by collective arrangements. We also they need to evolve our culture and enable our people to step up. uphold labour agreements that include the required minimum Participants from across the Group engaged in discussions about notice periods for termination of employment. these notice further strengthening our step-up culture and leading change. periods vary from one to eight weeks, depending on the ideas and feedback from the sessions were integrated back into employee’s location and role. We recognise and respect the the Businesses, with senior leadership teams connecting after right of our employees to have the representative of their each event to share learnings. the elP was 100 per cent choice, including labour unions. We also work closely with leader-led, highly experiential and dialogue-based. our contracting partners and encourage them to ensure their employee relations are governed in a manner consistent with in Fy2013, an employee survey allowed us to establish a baseline Our Charter and Code of Business Conduct. measure of culture to benchmark our performance against other Supporting our people global high-performing companies. this survey confirmed the key as a global organisation, we experience continual change. to assist drivers of step-up culture and productivity. the survey revealed our people and their immediate families to deal with any issues that our strengths were in safety and sustainability, alignment to our may be affecting their life or work, a 24-hour employee assistance strategy, goals and values, and the positive relationships within Program is available to offer free confidential support and counselling. our work groups. opportunities included how leaders at all levels communicate and engage employee opinion and provide feedback and coaching for employee development, and ensuring we continue to enable high performance through efficient processes, effective tools and resources. in Fy2014, we invited all employees to participate in a brief survey. We will continue to use an annual survey to measure progress and ensure we are strengthening our step-up culture to enable productivity.

Environment We seek to contribute to enduring environmental benefits by minimising our environmental footprint and supporting broader environmental initiatives. our approach as a global organisation operating in different countries and ecosystems around the world, we seek to understand the sources, scope, extent and impacts of our natural resources use and transparently report our performance. We demonstrate environmental responsibility by minimising our environmental impacts and contributing to enduring benefits to biodiversity, ecosystems and other environmental resources. Central to our environmental management approach are the minimum mandatory requirements contained within our Environment Group level Document (GlD). these requirements align with our management of risk and enhance the emphasis on the hierarchy of controls to avoid, minimise and rehabilitate direct, indirect and cumulative impacts within our area of influence. We require our Businesses to set target environmental outcomes for land, biodiversity, water resources and air, and prevent or minimise greenhouse gas emissions, including in project design. Where unacceptable impacts to important biodiversity and ecosystems remain, we apply compensatory actions to address the residual impacts. We also pursue national and international conservation opportunities that will deliver long-term environmental benefits. 2014 highlights 1.7 million tonnes reduction of greenhouse gas emissions (CO2-e) Over US$30 million committed to conservation projects as of FY2014, in addition to the environmental management activities at our operations.

Greenhouse gas emissions Minimising our greenhouse gas (GHG) emissions is important in reducing our contribution to climate change. Why this is a focus area Greenhouse gas emissions(1) Greenhouse gas emissions as a global organisation operating in an energy intensive industry, by source(1) we recognise we have a responsibility to constructively engage 50 on climate change issues and actively manage the associated (4) risks. We are committed to delivering GHG emission reductions 40 3 . e 22 Baseline and to transparent public reporting of our GHG emissions.—2 CO 30 FY2006 To read more about our perspective on how we are addressing climate tonnes change, please refer to page 13 of this Sustainability Report. of 20 7 Managing our energy and GHG risks . 22 across our operations, we strive to continually improve millions 10 Electricity 49% our energy use and management of GHG. Fugitive 16% Distillate and gasoline 13% reducing GHG emissions, while expanding energy supply 0 Coal and coke 8% and meeting global energy demands, is a challenge for our Natural gas 9% organisation and the global community. Producing the resources FY2010 FY2011 FY2012 FY2013 FY2014 Other 5% Fuel and process oil <1% and materials essential for economic growth requires and uses (2) Scope 2 large amounts of energy. Many factors influence our ability Scope 1(3) to access energy, including increased global demand, issues related to local generation, transmission of power, and political (1) Measured according to the World Resources Institute/World Business and regulatory uncertainties. We are addressing these risks and Council for Sustainable Development Greenhouse Gas Protocol. securing energy supply by improving the energy efficiency of (2) Scope 2 refers to indirect GHG emissions from the generation of purchased our operations, negotiating long-term contracts with energy electricity and steam that is consumed by operated assets. providers and using diverse power sources. (3) Scope 1 refers to direct GHG emissions from operated assets. (4) FY2006 baseline will be adjusted for material acquisitions and divestments Our GHG reduction target performance based on asset GHG emissions at the time of transaction. all our Businesses are required to identify, evaluate and implement projects that prevent or minimise GHG emissions, including in project design and equipment selection. in Fy2013, we set an ambitious target to maintain our total Fy2017 GHG emissions below our Fy2006 baseline levels, while continuing to grow our business. in Fy2014, the Group’s total GHG emissions were 45.0 million tonnes (Mt) of carbon dioxide equivalent (Co -e), a reduction of 1.7 Mt Co -e compared with Fy2013 2 2 (46.7 Mt Co -e). this keeps us in line to achieve our target. 2 the improved supply of hydropower at our Mozal aluminium operations in Mozambique was a primary driver in achieving this reduction. We will continue to focus on the implementation of abatement opportunities with our Businesses to further reduce GHG emissions.

Greenhouse gas emissions continued delivering our ghg eMissions reduction projects Our Businesses are identifying and implementing projects to minimise GHG emissions. Consistent with our Environment GLD, gas needs of the operation. We also 2,000 kilowatts annually and saving our Businesses are required to identify, negotiated to supply a lower gas approximately 280,000 tonnes of GHG evaluate and implement suitable specification through a revised emissions over the proposed life of projects that prevent or minimise contract sales agreement. This allowed the operation. GHG emissions. We are also exploring for the total shutdown of a significant In Colombia, our Cerro Matoso Asset options to provide greater focus portion of the process, while has implemented a new off-gas system and delivery on energy efficiency maintaining production expectations. in the stack of one of its two electric improvements and reductions in In total, this achieved the equivalent of furnaces. Since implementation, fugitive emissions. 195,000 tonnes CO2-e reduction. there has been an increase in system In FY2014, we implemented projects Our Jansen Potash Project in Canada availability, an improvement in that delivered GHG reductions has implemented a Prevention Through air quality and decreased water of 807,000 tonnes of CO2-e. Design process to minimise GHG consumption with respect to the Our petroleum facility in Pakistan has emissions. Through this design former system. The new facility will optimised compression equipment process, we identified an opportunity allow the future installation of heat to achieve lower discharge pressures, to substitute process chiller units recovery systems to reduce natural resulting in lower fuel consumption. with heat exchangers in the potash gas consumption and GHG emissions. This optimisation has achieved an processing plant, with the potential 80 per cent reduction in the total fuel to reduce energy use by an estimated Efficiently using energy Total energy use Energy use by source in Fy2014, our total energy consumption across the Group increased by six per cent compared with Fy2013. this increase 350 was related to new projects coming online, including our Jimblebar 343 300 iron ore mine in Western australia, and our Daunia coal mine in Queensland, australia. We continue to implement projects 250 across our Businesses that reduce energy consumption and GHG (PJ) emissions. at our Manganese south africa asset, an opportunity 200 was identified to simplify the Business by replacing five open Petajoules 150 furnaces at the Metalloys south Plant operation with a more 100 energy efficient closed furnace. the new furnace is significantly Electricity 35% less energy-intensive, reducing plant energy consumption from 50 Distillate and gasoline 25% 4.1 megawatt hours per tonne (MWh/tonne) to 2.5 MWh/tonne, Natural gas 21% 0 Coal and coke 11% and allows for the capture and provision of carbon dioxide Other 8% off-gases to the existing electricity cogeneration facility. this is FY2010 FY2011 FY2012 FY2013 FY2014 Fuel and process oil <1% generating approximately 25 megawatts of electricity at Metalloys, reducing our demand on an already constrained electricity grid. in compliance with australia’s energy efficiency opportunities act 2006, we also progressed a number of energy efficiency measures. For example, at our Worsley alumina operation in australia, a reduction in process variability and downtime has increased the yield at the refinery, from an expected benefit of an additional 500 tonnes to an actual benefit of 3,000 tonnes, and resulted in an improvement in energy efficiency.

Biodiversity and land management Improving our management of land and enhancing biodiversity are essential to operating in a responsible and sustainable manner. Why this is a focus area Our environmental obligations a sustainable society depends upon biodiversity and its to avoid environmental impacts and protect the environment associated ecosystem services, such as food, air and water. in a way that demonstrates Our BHP Billiton Charter values, as demand and competition for these resources continues to we have committed to environmental obligations, which grow, we have a responsibility to minimise our impacts while are detailed in our Environment GlD: contributing to enduring benefits to biodiversity, ecosystems We will not explore or extract resources within the boundaries and other environmental resources. of World Heritage-listed properties. Managing our risks to biodiversity and land We will not explore or extract resources adjacent to at all our operations, we acknowledge the importance of preserving World Heritage-listed properties unless the proposed the unique ecosystems and biodiversity of the environments in activity is compatible with the World Heritage outstanding which we operate and the challenges this presents. Competition universal values. for land and water resources is growing. increasingly, our host We will not explore or extract resources within the boundaries governments, communities and other stakeholders are seeking of international union for Conservation of nature (iuCn) a greater demonstration of effective biodiversity stewardship. Protected areas Categories i to iV unless a plan is implemented to manage these risks and expectations, we seek to ensure that meets regulatory requirements, takes into account we understand and manage the full extent of our impacts and stakeholder expectations and contributes to the values implement compensatory actions where residual impacts remain. for which the protected area is listed. We will not operate where there is a risk of direct impacts Our biodiversity target performance to ecosystems that could result in the extinction of an in Fy2013, we introduced two targets focused on biodiversity. iuCn red list threatened species in the wild. the first target requires the development and maintenance We will not dispose of mined waste rock or tailings into of land and biodiversity management plans that include controls a river or marine environment. to avoid, minimise, rehabilitate and apply compensatory actions as appropriate, to manage the biodiversity and ecosystem impacts Minimising our impacts of our operations. this target is supported by the requirements as part of our commitment to minimising our impacts on the of our Environment GlD. in Fy2014, consistent with our target, environment, we require our Businesses to understand their all operations developed land and biodiversity management plans. baseline conditions and place priority on implementing a hierarchy of controls to avoid, minimise and rehabilitate impacts to land and in addition to the environmental management actions of our biodiversity within our area of influence. this area of influence takes Businesses, the Group has a second target to voluntarily commit into account our business activities and their potential direct, to financing the conservation and ongoing management of areas indirect and cumulative impacts on the environment. of high biodiversity and ecosystem value that are of national at the Business level, we also define specific and measurable target or international conservation significance. We established environmental outcomes to minimise impacts and contribute to an alliance with Conservation international to support the long-term environmental benefits. Where actual delivery of this target and improve our approach to biodiversity or reasonably foreseeable residual impacts remain to important management more broadly. as a result, we will improve our biodiversity and ecosystems impacted by our activities, we look environmental performance and broaden our contributions to undertake compensatory actions. to lasting environmental benefits beyond what could be achieved by our operations alone. as of Fy2014, we have committed our approach to land access is undertaken on a case-by-case more than us$30 million to conservation, in addition to the basis and considers the potential environmental, societal, environmental management activities at our operations. economic or cultural impacts.

Biodiversity and land management continued understanding the biodiversity oF the pilbara In Western Australia, our Iron Ore Asset has implemented two projects to enhance the knowledge and management of biodiversity of the region. With the completion of a significant discussions about how we manage major advances in knowledge and five-year subterranean fauna survey, the impacts of our mining operations procedures, resulting in significant across approximately 900,000 hectares, on subterranean fauna. We have improvement to seed management we now hold what is believed to be also adopted a simplified approach practices. The Pilbara Seed Atlas the largest database of subterranean to seed management, optimising the is intended to be made available fauna information in Western Australia. use of native seed on rehabilitation as a field guide to seed collectors, Data collected through the survey projects. This has delivered a seed industry members, researchers and is being used in a number of impact store, with project-specific seeds and the general public. assessment processes and is supporting the Pilbara Seed Atlas. This has enabled Marine Fish habitat coMpensatory action A project to restore a nationally recognised and listed endangered regional ecosystem is the first marine compensatory action or offset project for our Coal Business. The boundary of the Great Barrier Reef associated with the port. In addition enduring benefits across a range World Heritage Area in Queensland, to enabling the recovery of the of social and ecological parameters. Australia, overlies our Hay Point Coal ecosystem, the project has aided Measurement of results has shown Terminal port operations. The Marine habitat recovery for threatened there were no impacts, as a result Plant Restoration Project was developed fauna and flora species, including the of construction activities, to the and implemented as a marine fish mangrove mouse, and provided critical mangrove mouse population or its habitat offset measure to compensate nursery grounds for crustaceans and habitat. The restoration of hydrology for impacts on mangrove and intertidal fish species within Sandringham Bay was successful and significant natural habitat areas. The project also ensures Conservation Park. This has ensured recruitment of saltmarsh vegetation no net loss to the ecological, aesthetic local mangrove protection and is occurring. and water quality values of the area restoration will match mangrove loss from construction activities that were from the project, as well as providing

Rehabilitating our impacts Applying compensatory actions the rehabilitation of land no longer required for our activities as part of our stewardship approach to managing the land continues to be a central part of our approach to managing we use, we apply compensatory actions to biodiversity and our impacts on land and biodiversity. We require our Businesses to ecosystems impacted by our activities. this helps us to achieve maintain rehabilitation plans that support life of asset and closure target environmental outcomes and contribute to enduring plans. this includes rehabilitating disturbed areas which are no environmental benefits. to determine if compensatory actions longer required for our operational purposes, consistent with the are required, our operations assess where actual or reasonably pre-disturbance land use or alternate land use, while taking into foreseeable residual impacts remain to important biodiversity account regulatory requirements and stakeholder expectations. and ecosystems after applying the mitigation hierarchy (avoid, as at Fy2014, our total land rehabilitated was 38,900 hectares. minimise and rehabilitate environmental impacts). if residual impacts remain, compensatory actions are implemented. When at our new Mexico Coal asset in the us, geomorphic reclamation designing and implementing compensatory actions, we must is one of the most important tools used to achieve our biodiversity take account of uncertainties associated with the effectiveness and sustainability goals. Geomorphic reclamation mimics natural of potential mitigation measures and ensure there is sufficient drainage patterns and provides long-term stability of rehabilitated conservatism in the compensatory action to account for these landforms, and serves as the foundation for the establishment uncertainties and deliver sustainable environmental benefits. of a biologically diverse and sustainable ecosystem. We have also established principles in our Environment GlD to guide our Businesses on establishing compensatory actions. the principles require that compensatory actions must be appropriate and not contribute to any additional impacts, must be effective in responding to the residual impact and must endure in the long term. progress on our international conservation projects Our support of international conservation projects, such as the Valdivian Coastal Reserve, is generating significant benefits for the community and environment. Photo credit: Nick Hall for The Nature Conservancy. During FY2014, we made progress easement will safeguard the Reserve’s 11,000 hectares of land near Cradle on our commitment to financing native forests and provide opportunities Mountain and Lake St Clair. The project the conservation and ongoing for local communities. The Reserve incorporates areas that are covered management of areas of national and has also generated Chile’s first forest by the Tasmanian World Heritage area, international conservation significance. carbon credits certified under the including old growth forests, wild The Five Rivers Conservation Area in Verified Carbon Standard. Located rivers and alpine wetlands, and is Australia achieved formal conservation within the Los Rios region of Chile, the habitat for a number of endangered status and the Valdivian Coastal Reserve is an area of rich biodiversity species, including the Tasmanian Reserve Project in Chile applied for and one of the world’s last temperate devil, Tasmanian wedge-tailed eagle, formal status. Together, these projects rainforests, including a forest of ancient spotted-tailed quoll, Clarence galaxias, have conserved more than 60,000 alerce trees. It is a priority site for Miena cider gum and grassland paper hectares of habitat for 16 globally the Chilean Government and one of daisy. The vast areas of productive threatened species, supported more 35 biodiversity hotspots identified by native forests suitable for restoration than 50 direct jobs, generated nearly Conservation International. In FY2014, and carbon sequestration will contribute 900 million cubic metres of high-quality the design of the long-term financing strongly to ongoing economic and fresh water and avoided the release mechanism for the project progressed. community benefit. During FY2014, of 75,000 tonnes of CO -e per annum. Five Rivers Conservation Project 2 The Five Rivers Conservation Project completed the design of its long-term The Valdivian Coastal Reserve Project is a partnership between BHP Billiton, financing mechanism, which has now has been supported since FY2013 and the Tasmanian Land Conservancy and been endowed. The project also sold is managed by The Nature Conservancy Conservation International, and covers its first carbon credits. with support from Conservation International. The 50,000-hectare

Water stewardship We are focused on reducing our impact on water resources and managing this shared resource responsibly. Why this is a focus area Our water target performance With growing populations, expanded urbanisation and greater recognising the regional nature of our water risks, we introduced industrialisation comes an increase in the demand and competition a target in Fy2013 requiring our operations with water-related for available water resources. as a global business, we recognise material risks to implement projects to reduce their impact the role we have as responsible stewards of the water resources on water resources. the target allows our Businesses to annually we share with our host communities and the environment. review and focus on the water challenges specific to the regions We address the challenges of water security and look for in which they operate. opportunities to manage our water risks while reducing in Fy2014, all our operations that identified water-related impacts to water resources. material risks implemented at least one project to improve the social, cultural, environmental and economic values the management of associated water resources. of water have led to a greater scrutiny of responsible water use at our Worsley alumina operation, in australia, a number and expectations from our stakeholders that we will demonstrate of projects were implemented to address material water supply appropriate resource stewardship. We are addressing our water risks. these include a high-intensity residue management challenges openly and transparently through a long-term, system developed for depositing and storing bauxite waste. sustainable approach, which mitigates risks and impacts and the system provides strict control, monitoring and accountabilities ensures we contribute to enduring benefits to the environment for all aspects of residue management and is enabling improved and the communities in which we operate. By actively engaging process liquor return to the refinery, reducing additional water with our stakeholders, we are implementing mutually beneficial use, and minimising dust emissions. Worsley has also commissioned solutions for the Group and the natural environment. a project which is expected to reduce the draw on freshwater Managing our water risks resources by sending condensate to the cooling tower. to manage the sustainability of our operations relies on our ability to obtain the risk of water scarcity at our escondida copper operation an appropriate quality and quantity of water, use it responsibly in Chile, the extraction of high-quality water from underground and manage it appropriately, including taking account of natural sources has been reduced by installing a waterproof membrane supply variations. With operations located across the world, in the tailings dam and reducing the distance between the the water risks and impacts experienced by our Businesses discharge spigots used to discharge the tailings. in addition, vary from region to region. We assess and manage our water a new 2,500-litre-per-second seawater desalination facility risks on a regional basis. in some locations, we operate in arid was approved in Fy2014, to sustain our operations. When environments where water scarcity is an ongoing challenge, while commissioned in Fy2017, the desalination facility will minimise in other locations, we contend with water excess, water quality our reliance on the region’s aquifers and ensure continued or water discharge issues. We anticipate climate change is likely water supply to our escondida operation. to make the patterns and cycles of water flow less predictable at our Cannington operation, in australia, the tailings storage and require our operations to implement adaptive responses. facility (tsF) has been identified as a material risk due to potential Managing our shared water resources is therefore a complex impacts on business continuity, safety, reputation and the task for our Business. environment. as a result, and consistent with our water target, a number of improvements have been made to the controls that manage this risk. these include an extensive review of existing procedures, inspections, monitoring and management of the tsF; development of a tiered emergency environmental response plan, business continuity strategy, and seepage management and monitoring plan; development of a set of review factors (including geotechnical, regulatory and environmental aspects and impacts) when commencing tsF design and planning for future tsF construction or embankment raises. Water from the tsF is also extracted for reuse in the processing circuit, minimising the need for extraction from other water resources.

Managing our shared water resources Reporting our water use to manage our shared water resources, our operations are required Being a responsible water steward requires transparent and to assess the direct, indirect and cumulative impacts and risks consistent reporting of water use and impacts. We have played to water resources by understanding the social, cultural, ecological a key role in the development and implementation of the Minerals and economic values of these resources at a catchment level Council of australia’s Water accounting Framework (WaF). the within our area of influence. Based on the risks and impacts, WaF aims to improve data integrity and comparability across our operations apply the mitigation hierarchy (avoid, minimise and the sector to allow a more meaningful analysis on which to base rehabilitate environmental impacts prior to applying compensatory policy making and deliver improved outcomes. our water reporting actions), implement controls and monitor their effectiveness. is consistent with the WaF approach, and we are working with We also require target environmental outcomes be established the iCMM to support broader adoption across industry. to manage impacts to water resources consistent with the level of risk. Where residual impacts remain to important water-related refer to biodiversity and ecosystems impacted by our activities, we apply . compensatory actions to meet our target environmental outcomes and contribute to long-term environmental benefits. under the WaF, water is categorised as type 1 (close to drinking at the operational level, we maintain quantitative water balance water standards), type 2 (suitable for some purposes), and type 3 models to predict and support the management of water inputs, (unsuitable for most purposes). in Fy2014, our total water input use and outputs and to enable timely management responses (water intended for use) was 347,700 megalitres across the Group, to water-related risks. with 84 per cent defined as type 2 or type 3. our use of type 2 and type 3 water demonstrates our approach to utilising lower-quality Where possible, we seek to use lower-quality or recycled water wherever feasible. water to minimise extraction requirements from higher-quality water resources. We also actively engage with the international Council since Fy2010, we have participated in the Carbon Disclosure on Mining and Metals (iCMM) to support industry-wide Project’s water program, which aims to increase awareness approaches to water stewardship. of the risks and opportunities related to water, to make water reporting a standard global corporate practice and to at our BHP Billiton Mitsubishi alliance coal operation in australia, provide data on which to base decision-making by investors, an aquatic ecosystem Health Program has been undertaken to companies and governments. understand the impacts of mine water discharges on the aquatic ecosystem downstream of our operations. the research program involved sampling from 19 streams (downstream and upstream of our operation) during two full wet seasons over a three-year Water input by source period. sampling included water quality, sediment quality, fish and macro invertebrates. the program was executed in collaboration with the university of Queensland and Central Groundwater 43% Queensland university and has enabled an improved knowledge Sea water 28% Surface water 21% of mine water discharge impacts and management. Third party water 8% Water input by quality Type 3 (Water unsuitable for most purposes) 45% Type 2 (Water suitable for some purposes) 39% Type 1 (Close to drinking water quality) 16%

Water stewardship continued a siMple, standard and scalable approach to water ManageMent To address the hydrological changes associated with our iron ore mining operations in Western Australia, the Pilbara Water Resource Management Strategy was developed. The management of our water resources baseline measures and establishing The strategy sets out a range of is fundamental to achieving the the hydrological condition of the area; feasible and tested water management environmental and social performance identifying key receptors and assigning options supported by 40 years required, and is critical to our success. values for protection and monitoring; of monitoring data for managing More importantly, the communities establishing the range of possible hydrological change and potential within which we operate rely on clean, impacts and developing and agreeing impacts to receptors during mining safe drinking water to live. Strategic on adaptive management commitments operations and post-mining. These water management is critical to and requirements, including thresholds management and mitigation options sustaining our operations while also and early warning triggers; are defined by water end-use and achieving acceptable outcomes for implementing adaptive management include the return of excess water communities and the environment. measures to achieve outcome-based to the environment and aquifer to Our iron ore operations in Western objectives; and continuously monitoring our water footprint and impacts. Australia are located within three and reviewing our progress. The implementation of the PWRMS water catchment management areas One of the fundamental differentiators has enabled a simple, standard and – Central Pilbara, Northern Pilbara of the PWRMS is our adaptive scalable (regional catchment and site) and Eastern Pilbara covering a total management approach to dealing approach to water management area of around 15,000m2. The Pilbara with the material risk of scientific and stewardship. It provides a Water Resource Management Strategy uncertainty and developing leading practice framework for (PWRMS) was developed to provide outcome-based objectives. To achieve cumulative water impact assessment a holistic, consistent approach to outcome-based objectives, early and management, resulting in mine development and operations warning triggers and thresholds commercial, operational, social within these three water management are developed to monitor predicted and environmental benefits. catchments. Devised as a simple, and actual impacts and to enable standard and scalable approach protection of receiving environmental to water management, the PWRMS receptors. Initially, early warning addresses and, where appropriate, triggers and thresholds are highly mitigates the hydrological changes conservative and precautionary and associated directly with our operations, reflect existing scientific knowledge, including the potential impacts to deal with the risks of technical and to receiving receptors such as operational uncertainty and the need water resources, the surrounding to interpolate catchment-wide data. environment, local communities As our scientific understanding and third party operations. becomes more complete and transitions The PWRMS and the underpinning from catchment-wide to site-specific catchment management plans were interpretative investigations, the level executed as a staged and iterative of uncertainty and the amount approach. This included developing of interpolation will decrease and thresholds will be iteratively refined.

responsibly Managing hydraulic Fracturing Our priority is to always operate hydraulic fracturing activities safely and in an environmentally responsible way. We actively engage with local governments and communities to address public concerns and make a positive impact and contribution. Following our entry into onshore Consistent with our target and our in the fracturing fluid mixture. In a few shale in 2011, we established our water-related risks, in FY2014 we cases, the service providers who supply North America Shale Operating completed a water balance model the ingredients and conduct our well Principles. The principles illustrate showing inputs, uses, losses, reuse completions elect to designate a small our commitment to be the safest and recycle, and disposal amounts number of proprietary ingredients as company in the industry, protect the of fresh water for each operation to confidential business information. In the land where we operate, safeguard help identify opportunities to improve Permian, we pump a blend of produced and manage our water resources, our water management and reduce water and fresh water treated with minimise air emissions from our water consumption in our hydraulic an advanced oxidation process which operations and be a good neighbour fracturing operations. We are utilises ozone, a highly reactive oxidant to our communities. pursuing non-potable water options that kills most bacteria. This process for our drilling and completions eliminates the need for clay stabiliser Key considerations activities, including the use of brackish and biocide, thereby reducing the The nature of our hydraulic fracturing water, recycled municipal effluents number of additives in the fracturing operations at our North American Eagle and recycled water from our fluid mixture. Every well we drill is Ford, Fayetteville, Haynesville and production wells. The Permian shale checked against our critical controls Permian shale areas means at times play achieved a 35 per cent recycling to ensure well integrity and the safety we work in close proximity to our host rate in May 2014 replacing fresh water of our operations. This includes pressure communities. To ensure we minimise with 186,000 barrels of produced tests of the casing at each section, impacts, we actively engage with water that would have previously cement evaluation, and formation local governments and communities been disposed. Work is in progress to integrity testing of the casing shoe. to address public concerns about increase recycling rates in the Permian. hydraulic fracturing fluids, groundwater Minimising air emissions contamination, land resources, A number of controls are used The majority of our air emissions relate greenhouse gas (GHG) emissions, to manage, minimise and recycle to GHG emissions from fuel combustion increased vehicular traffic and worker drilling residuals. At our Eagle and flaring or venting, which occur at exposure to respirable crystalline silica Ford operations, a local reclamation various points during well construction (RCS). We continue to investigate ways contractor distils the residue from and production. To reduce emissions, to enhance the Health, Safety and our oil-based cuttings and sells the we use the practice of green Environmental efforts and to reduce diesel back to us. Our procedure completions, capturing and selling the or eliminate any potential impacts for managing naturally occurring produced natural gas that may associated with our activities. For radioactive waste materials otherwise have been vented or flared. example, we do not use diesel, nor is specifies the safe storage, labelling, In line with our target to maintain our benzene, toluene, ethylbenzene and transportation and disposal, monitoring FY2017 emissions below FY2006 levels, xylene (BTEX) present in our fracturing and record-keeping activities and a number of abatement opportunities fluids, thus reducing contamination contains a worker protection plan continue to be implemented across our risks and minimising our carbon to minimise exposure. shale operations. Over the past footprint, and we control RCS exposure As part of our commitment to two years, the drilling fleet has been through a combination of enclosure, transparency, we publicly report the upgraded to become more operationally extraction ventilation and personal ingredients of the fracturing fluids for efficient; new drilling rigs have electrical protective equipment. each well completion in the hydraulic drives, which are powered by cleaner-fracturing chemical disclosure registry, burning engines; and we use pipelines Safeguarding and managing land FracFocus. For a high percentage of instead of trucks to supply fresh water and water resources our wells, we fully disclose all of the to our operations, thereby reducing To protect and manage the land ingredients and additives by name emissions from the truck exhausts. and water resources, we conduct environmental assessments prior to (and Chemical Abstracts Service Further information is available on our website the execution of hydraulic fracturing Number) and provide the maximum at work to properly plan and minimise percentage of each ingredient present the impacts of our operations.

Society By strengthening and building healthy, safe and vibrant communities, we are helping create a sustainable future. our approach We are a global company that values our host communities. We strive to be part of the communities in which we operate and, through all our interactions, seek to foster meaningful, long-term relationships that respect local cultures and create lasting benefits. this is fundamental to operating a responsible and ethical business and is a true measure of our success. our contribution to our communities is broad ranging. through employment, taxes and royalties, we support local, regional and national economies. We purchase local goods and services and develop infrastructure that benefits entire communities. in developing nations, we continue to supply commodities that support economic development and ultimately lead to urbanisation and improved standards of living. through our Matched Giving Program, our people give generously of their time and money to support community projects and causes focused on health, education, the environment and conservation. 2014 highlights US$241.7 million was voluntarily invested in community programs. 55 per cent of our Group spend was with local suppliers. 8,700 employees participated in our Matched Giving Program.

Supporting and engaging with our communities We engage regularly, openly and honestly with people and organisations interested in and impacted by our operations. Why this is a focus area Addressing community concerns Wherever we operate in the world, we seek to be a part We respect the views of our host communities and engaging of our host communities, understand the social and economic in constructive dialogue is a key part of how we do business. context, be aware of the social impacts of our activities, our operations are required to have local processes to and contribute to economic and social development. as the respond to community concerns, complaints and grievances nature of our business is long term, we aim to develop strong, about the performance or behaviour of BHP Billiton and our mutually beneficial relationships with people, local authorities people. the grievance mechanisms are locally relevant and are and organisations. transparent, culturally appropriate and widely communicated. our objective is to have ongoing and proactive communication Engaging with our host communities with our host communities. From the earliest possible stage of a project’s life, we seek to build good relationships with our stakeholders based on as part of the resolution process, all complaints and grievances mutual respect, open and ongoing communications, disclosure are required to be acknowledged, documented and investigated of information and transparency of our activities. We define internally. as required, appropriate actions are implemented and the boundaries of our host communities and assess the social, complainants are advised of the outcome. economic, political, security and environmental aspects relevant at our Mt arthur Coal operation, in australia, a review of the to our operations. this baseline data is updated every five years complaints management systems was undertaken to more and changes are tracked over time. accurately distinguish between community concerns and actual through our Community Group level Document (GlD), our complaints. this has facilitated proactive management and operations are required to develop stakeholder engagement plans, mitigation of community impacts. which identify the interests and relationships of our stakeholders in Fy2014, we recorded a significant community incident at our and contain a range of culturally and socially inclusive engagement Cerro Matoso asset in Colombia, relating to a protest by local activities to encourage open communication, which are reviewed indigenous communities. Following on from this incident, agreement and updated annually. has been reached with the communities regarding the provision to ensure our engagement and community development activities of community support and the establishment of a regular forum are effective and to inform planning activities, our operations to engage with the rural communities located closest to our are required to complete a community perception survey every operation to better facilitate the resolution of concerns and three years. the surveys include mandatory questions and, complaints at an early stage. where relevant, additional questions that rate our performance. at the Cerrejón asset in Colombia, jointly owned by BHP Billiton, these surveys provide a valuable external perspective on anglo american and Glencore, Cerrejón management continues the quality of our engagement and whether our stakeholders to work with and address community issues associated with the believe we are effectively addressing the key concerns of their five community resettlements. roche and tamaquito relocations communities. During Fy2014, 22 of our operations undertook were completed during the year and las Casitas construction was community perception surveys. these surveys identified that finalised. BHP Billiton remains committed to ensuring outcomes areas of interest for our host communities included local reflect strong community engagement processes. employment and business opportunities; support for social programs; and improvement in environmental performance and community engagement mechanisms.

Supporting and engaging with our communities continued Ok Tedi Respecting customary rights BHP Billiton exited from ok tedi Mining limited (otMl) in February at a very early stage in a project, we seek to identify landowners, 2002. the exit arrangements included the transfer of BHP Billiton’s occupiers and users who may be affected by our activities. shares in otMl to PnG sustainable Development Program limited Knowing who is connected to and uses the land is critical (PnGsDP) and a statutory undertaking protecting BHP Billiton to establishing an effective community consultation and from environmental claims by the PnG Government. engagement program. this helps to ensure people potentially in september 2013, the Papua new Guinea (PnG) Parliament affected by our operations are fully aware of our activities and passed laws which compulsorily acquired PnGsDP’s shares have an opportunity to express their concerns and aspirations. in otMl and changed other aspects of the exit arrangements, arising from this engagement, the operational work plan may be including the repeal of the protection from environmental claims amended to reduce potential impacts on landowners and users. by the PnG Government. BHP Billiton retains an indemnity from surveys are commissioned to identify the customary owners PnGsDP in respect of environmental claims by the PnG and how the land is being used to ensure these uses are taken Government and certain environmental claims by third parties. into account in our development plans. in instances where land this indemnity is secured against the assets of PnGsDP. may be used for customary purposes and no formal land title has Following the passing of the new laws, PnGsDP has commenced been issued, information is requested from relevant organisations, legal proceedings and an international Centre for settlement of including government authorities with responsibilities for investment Disputes (iCsiD) arbitration process against the state customary land uses and indigenous peoples’ representative of PnG and others. organisations, such as land and tribal councils. Further enquiries are also made directly with the people in the area to help identify BHP Billiton remains committed to ensuring that the substantial those with connections to the land. in Fy2014, our iron ore long-term fund held by PnGsDP remains well governed for the liberia Project identified artisanal mining taking place within our benefit of the people of Papua new Guinea and the Western exploration licence areas. the artisanal miners’ chemical leaching Province in particular. Free, prior and informed consent of gold from the host rocks poses an environmental risk. We have mitigated this risk by continuous community engagement, as one of the 22 member companies of the international Council continued identification and noting of artisanal mining areas on Mining and Metals (iCMM), we have worked to develop in relation to our activities. a progressive position statement on indigenous Peoples and resettlement of communities is avoided if at all possible; Mining. this statement, which comes into effect in May 2015, however, if it is required (voluntary or involuntary), it is done specifically addresses the issue of free, prior and informed in accordance with the requirements of the international consent. We commit to the statement and its implementation Finance Corporation’s Performance Standard 5: Land Acquisition in accordance with our Community GlD. and Involuntary Resettlement. While there were no reported Free, prior and informed consent is a concept based on good-faith community resettlements at our operated assets in Fy2014, negotiation through which indigenous peoples can give or for safety reasons, our BHP Billiton energy Coal south africa withhold their consent using processes consistent with their asset evicted a group of people who had taken up residence traditional decision-making practices. supporting commitments on our closed rietspruit mine site. address understanding indigenous peoples’ rights and interests, building cross-cultural understanding, agreeing on appropriate Operations located Operations with engagement processes and ensuring effective participation in in or adjacent to formal agreements decision-making. a number of related commitments address how Indigenous peoples’ with Indigenous territories communities iCMM members should engage where government is responsible for managing indigenous peoples’ interests and how to move australia 26 16 forward when differences of opinion arise. the iCMM’s position Canada 7 1 statement recognises the right of governments to ultimately make Chile 2 2 decisions on development of resources and that, in most countries, Colombia 1 1 neither indigenous peoples nor other groups have a right to veto projects. Where consent cannot be reached, a host government us 2 1 may decide to proceed with a project after balancing the rights and interests of indigenous peoples with the wider population. in these circumstances, it will be up to iCMM member companies to determine whether they remain involved with the project. through our Community GlD, we require our Businesses to prepare, design and implement indigenous engagement programs that are consistent with the new iCMM indigenous Peoples and Mining Position statement for new operations or major capital projects that are located on lands traditionally owned by or under customary use of indigenous peoples and are likely to have significant adverse impacts on indigenous peoples.

Respecting and including Indigenous communities in the united states, at our new Mexico Coal navajo Mine, We recognise the traditional rights and values of indigenous a formal engagement program was established with a goal peoples, respect their cultural heritage and provide opportunities of establishing and maintaining positive and proactive relations for inclusion and advancement. with impacted permittees, land users and neighbours (collectively referred to as permittees) that reside or graze livestock within Many of our operations are located on or near indigenous or adjacent to navajo Mine’s lease. engagements are formal and lands. We support our workers by providing cultural awareness informal to encourage regular communication with all permittees, and competency training for employees and contractors who and to establish channels for addressing concerns, issues and engage with indigenous peoples from our host communities. expectations. indigenous communities are also supported through training is developed and delivered in consultation with traditional employment, local procurement and targeted community owners. We also identify who is connected to and uses the land investment in education, health and wellbeing, cultural heritage to ensure we establish effective community consultation and and economic development. the projects build on the strengths engagement program. that local communities have, using their capabilities and knowledge to promote positive outcomes. preserving the cultural heritage oF our host coMMunities Supporting the recognition and preservation of cultural heritage in our host communities. In Chile, our Escondida Asset supported Our Western Australia Iron Ore Asset Our New Mexico Coal operations in the the modernisation and expansion of conducted a significant program United States has compiled a booklet the Chilean Museum of Pre-Columbian of archaeological excavations and field ‘Moving across the landscape’, Art, as part of our focus on facilitating surveys uncovering and preserving capturing traditional Navajo grassroots public access to high-quality cultural Australia’s ancient history. The Watura knowledge. The documentation of activities. The building is a national Jurnti Project documented the physical the culture and teachings from the monument and one of the most remains of Aboriginal camps, ceremonial perspective of the land users has important exhibition spaces in Chile and hunting sites, and many features preserved the history and has now for art and heritage conservation in the landscape associated with the been made available to local schools, pieces. A new exhibition hall exhibits Aboriginal Dreamtime. More than 5,000 government entities and libraries. the cultural traditions of the Indigenous artefacts have been found, recorded and peoples of Chile. preserved and provide long-term data.

Supporting and engaging with our communities continued investing in the lives and coMMunities oF aboriginal peoples By developing partnerships with our host communities, we help foster sustainable development, share the socio-economic benefits from our operations and seek to reduce poverty. At our Olympic Dam Asset, in South a minimum of 12 BHP Billiton roles a 400 per cent increase in year on Australia, we are providing support annually at the Asset (the first intake year spend with Aboriginal Enterprises and focus in the areas of Aboriginal of this program was completed in since 2013 and a direct investment employment, capacity building and FY2014); an apprenticeship program of A$4.09 million to a Trust designed enterprise development through the (10 per cent of Olympic Dam’s to provide benefits to Aboriginal Aboriginal Participation Program. workforce is Aboriginal, with strong peoples and communities, including This program is assisting Aboriginal growth anticipated in FY2015); an initiatives targeting education, culture peoples to achieve social inclusion Agency Contractor Strategy through and health since 2010. This amount and financial independence, ensuring Aboriginal Enterprise Red Mulga, also includes administration costs. our people connect with the local providing a dedicated pathway In FY2014, Olympic Dam was Aboriginal communities and to employment and an Aboriginal recognised by the South Australian implementing mechanisms that are Engagement Framework for Government for demonstrating providing Aboriginal people with Contractors, whereby contractors excellence in social inclusion through a voice to influence decisions that dedicate roles within their companies the Aboriginal Participation Program. affect them. Central to the Aboriginal to graduates of BHP Billiton’s It was commended for taking proactive Participation Program are long-term pre-employment programs. To date, steps to involve people from South aspirations to achieve a level of not the Aboriginal Participation Program Australia’s most disadvantaged groups less than 10 per cent employment has resulted in more than 130 in its operations and assisting them of Aboriginal peoples at Olympic Dam Aboriginal people employed across to take advantage of the economic and to provide support and contracting all areas of Olympic Dam making it one and social benefits we have to offer. opportunities to Aboriginal enterprises. of the largest employers of Aboriginal Local Aboriginal peoples can access peoples in South Australia. Through employment opportunities at Olympic employment, community development, Dam through: a pre-employment and contracting and sourcing, the program with dedicated employment program has also injected approximately outcomes, including an Aboriginal A$10 million into the local Aboriginal Employment Program guaranteeing communities in FY2014. This includes

Respecting human rights We respect and promote fundamental human rights. Why this is a focus area Managing our security-related material risks We acknowledge our activities have the potential to impact the nature and global reach of our organisation can result in on human rights and we address this through our core business our people working in countries where there is potential exposure practices. these include labour conditions, activities of security to personal and business risk. We require an assessment of each forces, local community programs, the practices of our employees country for the degree of risk associated with visiting, exploring and those acting on our behalf, and any interactions we may have and operating within it and appropriate controls are developed with others. We are committed to operating in accordance with to mitigate identified risks. the united nations (un) universal Declaration of Human rights, through our commitment to the Voluntary Principles on the un Guiding Principles on Business and Human rights and the security and Human rights (VPs), we seek to protect people un Global Compact principles. We support these commitments and property from material risks presented by security threats. through Our BHP Billiton Charter and our BHP Billiton Code of Performance requirements related to the VPs are implemented Business Conduct and the performance requirements detailed through our Security and Emergency Management GlD. in our GlDs. our operations are required to identify security-related material Our human rights due diligence process risks to people and property and to engage relevant stakeholders Detailed due diligence is undertaken in a range of sustainability to develop and manage security programs that respect human aspects, including human rights, for all significant investments. rights and fundamental freedoms. our human rights due diligence process requires our operations across the Group, and in line with our target, our operations to identify and document key potential human rights risks conduct a gap analysis annually, using the VPs implementation by completing a human rights impact assessment (Hria). Guidance tool, and to implement an improvement plan to close this includes assessing performance against the articles of the identified gaps. the process also provides an opportunity un universal Declaration of Human rights, the un Global Compact to further build awareness and understanding of the VPs across principles and host country legislation governing human rights the Company. For example at our Zamzama gas project in issues. We require each Hria to be reviewed internally on an Pakistan, we work closely with the local community in relation annual basis. every three years, each Hria is required to be to our security arrangements, ensuring the VPs are upheld verified through an engagement process with stakeholders and, in a challenging environment. in medium- and high-risk jurisdictions, validated by a qualified human rights specialist. Where a Hria identifies a material risk, Formalised procedures exist to avoid the occurrence of a human rights management plan is required to be implemented security-related incidents with possible human rights implications. and reviewed annually. selected employees and contractors should they occur, all significant incidents are reported to the receive training on compliance with BHP Billiton’s human Group Management Committee and the sustainability Committee rights commitments. of the Board, including detail of action taken to prevent recurrence. Where incidents are of a criminal nature, they are reported to local authorities for appropriate action. there were no significant incidents of this nature during the year. occasionally, it is necessary to provide armed security protection for the safety of people and property. Firearms are required to be deployed only under a set of approved rules of engagement and when it can be demonstrated that no other options exist to protect a human life, to carry out stewardship requirements (such as injured livestock management) or as a means of last resort when threatened by dangerous wildlife. Criteria for the use of firearms and rules of engagement must comply with the international association of oil & Gas Producers’ Firearms and the Use of Force (report no. 320, revision 2).

Making a positive contribution to society We support partnerships that promote social and economic development and benefit the broader community. Why this is a focus area We are an active participant in industry and sustainable Creating lasting economic and social benefit for our host development forums, such as the international Council on Mining communities is fundamental to our business. this helps create and Metals (iCMM). We seek to understand our social economic a diversified local economy and ensures our investment continues impact on local communities and host regions through our to benefit the community beyond the life of our operations. participation in the iCMM’s Mining: Partnerships for Development initiative. this global initiative builds on the iCMM resource Our broad socio-economic contribution endowment initiative and seeks to enhance mining’s contribution Wherever we operate, we contribute taxes and royalties to to development through multi-stakeholder partnerships. governments, which, in turn, are used to provide important public services and amenities to their communities. in Fy2014, We are focused on providing local training and employment our payments to governments included us$9.9 billion in company opportunities to our local host communities. Given the nature taxes, royalties and certain indirect taxes. at many of our locations, of the work we do, our ability to employ locally can be limited we also develop infrastructure to support our operations – by the depth of industry and technical skills and experience including roads, aerodromes, emergency response facilities, available at the local level. our broader contribution to local housing, public amenities and community facilities – that can economies can be realised through indirect employment and be accessed and utilised by local communities and businesses. our support of local businesses that provide a range of services and products that enable our operations to function effectively. Economic value distribution Economic value generated US$ million Economic value distributed US$ million operating employee wages Payments to Payments to revenues (1) costs (1)(2) and benefits (1) providers of capital government (4) Payment to economic value revenue and suppliers, Wages and benefits shareholders interest Gross taxes retained (5) Region other income contractors, etc to employees dividends payments (3) and royalties us$ million africa and other 5,007 3,526 576 506 6 427 (34) australia and asia 40,917 14,245 4,516 3,807 92 7,872 10,385 europe 172 15 211 2,065 176 26 (2,321) north america 9,468 3,570 834 8 469 116 4,471 south america 12,519 5,861 901 1 34 1,139 4,583 Total 68,083 27,217 7,038 6,387 777 9,580 17,084 (1) amounts include revenues and costs determined on an accruals basis, consistent with the Group’s audited financial statements. (2) operating costs relate to expenses recognised in the financial statements. they include expenditure paid to suppliers and contractors for materials and services and exclude employee wages and benefits, payments to governments, depreciation, amortisation and impairments. (3) this is interest expense on debt for BHP Billiton, determined on an accruals basis. (4) Comprises income tax and royalty-related taxes paid, royalties paid in-kind and production-based royalties accrued, which approximate cash payments. excludes payroll taxes paid and payments of Fringe Benefits tax of us$308 million. (5) Calculated as economic value generated less economic value distributed.

Community investment target (1) Improving the quality of life in our host communities a focus on sustainability underpins all our investments 250 in community economic development. this means we are 100 committed to addressing the needs and priorities of the 200 communities in which we operate and seek to invest in projects which will continue to promote a benefit to the community, 150 after the funding is completed. millions We voluntarily invest one per cent of our pre-tax profit, 141.7 US$ 100 calculated on the average of the previous three years’ pre-tax profit, in community programs that aim to have a long-lasting, 50 positive impact on people’s quality of life. this includes implementing new and supporting existing community projects. 0 We work with our host communities to identify the major FY2010 FY2011 FY2012 FY2013 FY2014 social issues and development priorities. using data from a social baseline study and social impact and opportunity BHP Billiton corporate charitable entities assessment, we develop a community development management Expenditure Target plan. Community development projects and donations are required to be aligned to the overall community development management plan. Projects are implemented in consultation with our local stakeholders and meet our due diligence and Community investment expenditure by region (2) anti-corruption requirements. We review the performance of projects annually. our community development management plans are required to be evaluated every three years to determine Australia 50% changes to key quality-of-life indicators measured in the social South America 36% baseline study. Further change within the community is measured North America 8% Africa 6% through our community perception surveys. Asia <1% During Fy2014, our voluntary community investment totalled Europe <1% us$241.7 million(1), comprising us$141.7 million of cash, in-kind support and administrative costs and a us$100 million contribution to the BHP Billiton Foundation. the cash component of our Fy2014 community investment is an aggregate of the total funds invested across the Group and includes: Community investment expenditure by program category (2) direct voluntary funding provided as one-off donations and to support medium to longer-term community projects; contributions made at the local operational level to charitable Education and training 21% General infrastructure 20% foundations (excluding the BHP Billiton Foundation and the Environment 17% BHP Billiton sustainable Communities); (capacity Community building) support 16% funds used to deliver the enterprise Development and Health 13% socio-economic Development components of our Broad-Based Arts 5% Black economic empowerment programs in south africa. Sports and recreation 4% Small business development 3% excluding the contribution to the BHP Billiton Foundation, Disaster relief 1% 46 per cent of the cash component of our expenditure was invested in local communities, 44 per cent was invested regionally, and the remaining 10 per cent was invested in national or international programs in countries where we operate. (1) the expenditure represents BHP Billiton’s equity share, for both operated and non-operated joint venture operations. (2) excludes expenditure from foundations and trusts.

Making a positive contribution to society continued enhancing FarM productivity in brazil A farm productivity enhancement program at our Samarco non-operated joint venture operation, in Brazil, is helping rural producers grow coffee to generate income and improving the quality of life. Offering courses and technical the program is helping to preserve sustainable organisations, teach new consulting that enable farmers natural resources according to farming techniques, diversify farming to generate social, economic environmental laws, diversifying the products, rationalise consumable and environmental improvement, sources of income for growers and acquisition and identify market niches. the program is empowering local assuring decent working and living producers and stimulating their conditions in the rural environment. participation in trade organisations. In addition, the program seeks Through increased productivity to encourage and strengthen and improved product quality, interpersonal relations, formalise ceMenting ties with three First nations in saskatchewan, canada Our Jansen Potash Project in Canada has cemented ties with three First Nations in the Treaty No. 4 Territory of Saskatchewan, in Canada, signing an Opportunities Agreement. The Opportunities Agreement with the beneficial employment, business and The Opportunities Agreement also Kawacatoose First Nation, Day Star community development opportunities. addresses sharing of information First Nation and Muskowekwan First The Agreement creates new and important to environmental Nation is the first of its kind in the innovative ways for BHP Billiton management practices and includes potash industry. The Agreement aims to work with the communities to governance processes for the parties to ensure that the peoples of the First provide an environmentally sustainable, to co-manage the implementation of Nations gain from our presence economically inclusive future for the the Agreement and report back to the at Jansen by creating mutually peoples of the First Nations. members of the First Nations.

developing selF-sustaining coMMunities in south aFrica The Ba-Ga Phadima Sand Mine Project is enabling the development of a self-sustaining community around our Hotazel manganese mines in South Africa. The project was established in response commissioning a business plan to of enterprise employees; setting up to chronic unemployment and poor explore viability and market options; of financial management systems; education levels and is assisting the operational planning; scoping of and purchasing the operation’s community to develop the high-quality required equipment for the loading vehicles. The project has launched its sand deposits in the area, which is and hauling of material, as well own community development program, located in the Northern Cape province as mine health and safety and a community bursary scheme aimed of South Africa. Support for the Ba-Ga environmental compliance; business at assisting local youth with studies. Phadima Sand Mine includes training, coaching and mentorship preserving critical jobs and revenue For the navajo nation In FY2014, our New Mexico Coal Asset in the United States, worked closely with the Navajo Nation and other stakeholders to finalise the sale of the Navajo Mine. The transaction was in recognition transaction will extend the life of the to sustain more than 2,000 direct of how critical continued operations Navajo Mine and the Four Corners and indirect jobs, resulting in an of the mine and the Four Corners Power Plant for at least an additional economic contribution of approximately Power Plant are to the local 15 years beyond 2016 and will deliver US$400 million each year in San Juan community, and represents an many benefits, including continued County for the period 2016 to 2031. important economic development direct employment of 800 people at This represents a total economic opportunity for the Navajo Nation the mine and power plant. According contribution over the 15-year period by preserving jobs and revenue for to a recent study by Arizona State of over US$5.5 billion. the region. The completion of the University, the transaction is expected

Making a positive contribution to society continued Our corporate charitable entities BHP Billiton sustainable Communities is based in the united BHP Billiton sustainable Communities and the BHP Billiton Kingdom, and in Fy2014, it approved us$27 million in funding Foundation are independent charities established by BHP Billiton for projects and donations, including us$10 million to the Global to contribute to improving the quality of life of people living in Fund to Fight aiDs, tuberculosis and Malaria to support malaria regions and countries where BHP Billiton has a business interest. efforts in Mozambique; us$5 million partnership with reconciliation the corporate charities provide grants to organisations to deliver australia to continue to support the indigenous Governance awards long-term social projects that have a footprint that extends and develop a new reconciliation framework to be implemented beyond the operations of our business. in schools; us$6.2 million partnership with Wateraid to deliver improved access to potable water and sanitation and hygiene the charities do not accept unsolicited proposals, but work services in Mozambique; and a a$1.5 million partnership with proactively to identify significant social issues in the region australian science innovations to support the science olympiads. of interest, and then work collaboratively with non-government in august 2014, BHP Billiton sustainable Communities donated organisations that have a strong track record in the issue, us$400,000 towards the World Health organization (WHo) Pooled to design an appropriate project. in assessing potential ebola outbreak response Fund to support the implementation partner organisations, important criteria include the capacity of WHo’s efforts to control the ebola outbreak in West africa. to effectively deliver a large scale project, compliance with due diligence and anti-corruption criteria and experience operating the BHP Billiton Foundation was established in May 2013 in in the country and region interest. the united states after the Company divested its operating assets in the united Kingdom, which meant that contributions could the corporate charities aim to complement the local community no longer be made to the BHP Billiton sustainable Communities development work undertaken by our Businesses. When charity from the Company. in Fy2014, the BHP Billiton Foundation developing projects, care is taken not to duplicate or displace approved us$250,000 to the american red Cross to deliver existing agencies and services, but rather to strengthen and emergency relief to the communities devastated by the tornadoes support local capacity development. Projects are generally in arkansas and us$26.5 million to the Commonwealth scientific selected from three broad areas – health, education and and industrial research organisation (Csiro) in australia to governance – and are designed to be appropriate, compatible, develop and implement a five-year project to enhance the interest significant and enduring. since 2009, the two charities have and achievement of aboriginal and torres strait islander students committed close to us$160 million in projects and donations. in science, technology, engineering and mathematics. assisting vulnerable and displaced persons in coloMbia BHP Billiton Sustainable The ANDA Project is led by Global Communities has Communities, an international non-profit completed the first year organisation that has worked for more than 12 years implementing large-scale of a US$29 million project development programs throughout to assist vulnerable and Colombia. ANDA, a Colombian Spanish word displaced persons meaning ‘to go forward’ and an exclamation in Colombia. of positive surprise, aims to create sustainable, long-term change by identifying community priorities, building the capacity of local implementers through mentoring and technical assistance, and coordinating closely with the Government of Colombia at all levels to extend the reach of services and assistance to project participants.

Supporting our employees who support their communities Matched giving We encourage our employees to make a difference to their communities and we support those who choose to do so. 14 Many of our employees make valuable contributions to their local 12 1 communities through donations of money, time and expertise. . 12 through our global Matched Giving Program, which is funded 10 by BHP Billiton sustainable Communities, we recognise the 8 contribution of our employees and match their efforts. in Fy2014, million 6 we announced an increase in our Matched Giving Program that US doubles personal donations made by our employees as well as 4 the amount we provide for volunteerism, making it one of the 2 most generous workplace giving programs. in Fy2014, more than 8,700 of our employees participated in the 0 Matched Giving Program, volunteering approximately 66,500 hours FY2010 FY2011 FY2012 FY2013 FY2014 of their personal time to community activities. employee contributions benefited more than 1,894 not-for-profit organisations, which received us$12.1 million as part of the program. providing huManitarian assistance in tiMes oF crisis We believe in supporting local communities and providing humanitarian assistance in times of crisis. Volunteering is just one of the ways our employees are contributing to community management of natural disasters. Our support of international aid Throughout FY2014, we contributed to Our employees have also generously agencies, such as the Red Cross, has international relief efforts to support contributed to relief efforts in the helped deliver emergency food, shelter, communities in need. BHP Billiton aftermath of natural disasters through water, security and medical aid to Sustainable Communities donated donations and volunteering. Where people in need and to assist in the A$500,000 to the Red Cross Typhoon an event has occurred in a region recovery process following natural Haiyan Appeal in the Philippines and where we operate, our people have disasters. We also recognise our A$500,000 to the Red Cross New South volunteered to provide assistance role in contributing to the long-term Wales Bushfire Appeal. Following the wherever it is needed. This includes recovery of communities devastated devastation caused by tornadoes in supplying equipment to clear debris, by natural disasters. This includes Arkansas, the BHP Billiton Foundation providing transport and logistics contributing to the rebuilding of donated US$250,000 to Red Cross expertise, and volunteering in essential health, education, transport Disaster Relief. clean-up activities. All donations and public infrastructure. and volunteering hours are matched through our BHP Billiton Matched Giving Program.

collaborative initiatives in the supply chain We build the capacity of our host communities by providing supply opportunities and developing local companies. Our Jansen Potash Project, located in technology that can solve problems allocated to the Local Buying the Saskatchewan Province of Canada, for which no solutions are currently Community Foundation as a direct founded the EMPOWER Business available and helps them develop result of approved work packages. Program in partnership with Ideas Inc. into world-class knowledge-intensive BHP Billiton Aluminium South Africa’s (a full-service business incubator) businesses that can market their Enterprise and Supplier Development to nurture a culture of entrepreneurship expertise internationally. In FY2014, Centre was created to provide and economic diversification among a partnership was formed with three mentoring, skill improvement First Nations and Métis communities, local universities with the intent of programs, general business support while preserving their cultural values. supporting participants to package and other assistance to local start-up The EMPOWER goal is to help develop their solutions and raise capital. enterprises. The Centre provides 50 new and existing businesses over In FY2014, our Coal Business celebrated small and medium start-up businesses five years, taking businesses from a successful second year of the with the tools they require so they identification and planning to full BHP Billiton Mitsubishi Alliance avoid the associated business financial and operational viability. Local Buying Program in Australia. overheads or capital expenditure. This goal will be supported through Achievements of the program include Qualifying businesses are invited training, coaching and mentorship. more than A$34 million awarded to participate in a capacity-building Supported by our Copper Business, locally, in addition to our local spend program. Since implementation, the World Class Supplier Program through strategic procurement; businesses in the program have in Chile is designed to develop 368 approved businesses registered increased their revenue and new solutions to operational and across six communities; 631 users created employment opportunities. environmental challenges while registered with the program since Through these types of development benefitting our Chilean suppliers. June 2012; more than 2,900 supply activities we promote self-sufficient The program provides opportunities opportunities made available through local economies. for suppliers to develop innovative the program and over A$450,000 Benefitting our communities through local procurement Distribution of supply expenditure (1) Due to the size and scale of our operations, we require a range of products and services to enable our Businesses to operate effectively at the local level. Where our requirements can be met, Local 55% Regional and national 38% we choose to source these products and services locally from our External to home country 7% host communities, benefitting our local suppliers and our local communities. in Fy2013 we set a target for all our assets to have local procurement plans. this was achieved in Fy2014. our assets have also made progress to meet the specific targets included within their local procurement plans. in Fy2014, 55 per cent of our Group spend was with local suppliers, (1) Local spend refers to spend within the communities in which we with the largest local spends made by operations in the united operate. Regional and national spend refers to spend within the states and australia, 72 per cent and 66 per cent, respectively. regions, such as states and provinces, and the home country of We are committed to both Broad-Based Black economic operation, excluding local spend. empowerment (B-BBee) and transformation as a national and Company imperative. successfully implementing the south african Government’s B-BBee and transformation policies is critical to our sustainability. as part of our B-BBee objectives, we promote business opportunities for historically disadvantaged people through procurement, beneficiation and enterprise development and facilitate the reduction of income inequalities between and within race and gender groups. 48 – BHP Billiton sustainaBility rePort 2014

Appendix contents our stakeholders 50–51 Performance data – Governance 52 Performance data – People 53 Performance data – environment 54 Performance data – society 55 independent assurance report to the Directors and management of BHP Billiton 56

Our stakeholders as a global company, we interact with a diverse range of and representation on specific industry association committees stakeholders who represent our host communities, regions and initiatives. We listen to our stakeholders’ expectations, and nations. our stakeholders can be defined as those who are concerns and interests, and take this into account in our business potentially affected by our operations or who have an interest planning process. importantly, we also use engagement in, or influence, what we do. all our operations are required to methods which are appropriate for local culture and context. establish appropriate channels where stakeholders can voice their as a key stakeholder group, we also engage with our people perspectives and concerns throughout the life cycle of our activities. (employees and contractors) via tailored internal channels. our methods and frequency of communicating to and with information is made available in a variety of formats, ensuring stakeholders are as diverse as our stakeholders. the broadest possible access for our people. these channels include video, our internal Portal; email and newsletters; Globally, we communicate via our annual General Meeting, town halls; and by inviting feedback and comment through corporate publications (including the annual report employee perception surveys. in Fy2014, we introduced a new and sustainability report), our Company website bi-monthly online forum, ‘ask the Ceo’, providing a real-time ( ), releases to the market and media, online opportunity for employees to engage in open dialogue analyst briefings, speeches and interviews with senior executives. with the Chief executive officer on a range of topics, including at a regional and local level, each asset and operation Our BHP Billiton Charter, safety, health, environment and the is required to plan, implement and document stakeholder community, and productivity. Key internal announcements and engagement activities in accordance with our Community videos are made available in english and spanish to ensure GlD. this includes asset or operation-based newsletters and we continue to meet the information needs of our people. reports; community perception surveys and consultation groups; implementing community complaints and grievance mechanisms; Stakeholder Interest How we engage Business partners organisations with which we have ensuring suitable governance mechanisms Joint venture boards and operating joint venture arrangements. are in place. committees; Public documents (annual report, engaging with joint venture partners to ensure sustainability report); Participation in health, financial returns are delivered and risks safety, environment and community audits. sufficiently mitigated. Community-based organisations Public or private non-profit organisations that Providing a grassroots voice of particular stakeholder engagement plans; membership represent a particular segment of the community interests or concerns for local communities. on our consultation committees; recipients and are engaged in human, educational, of community investment. environmental, recreational or public safety and community activities. Customers Generally other large organisations. reliability of our supply; product quality, cost regular communication with BHP Billiton and delivery; life cycle impacts of our products, Marketing; technical support to assist with including downstream products; materials product use, in terms of process efficiency and resource efficiency; management or product handling; product information of waste materials. including material safety data sheets; visits to operations; technology exchanges with operations; participation in a range of product stewardship initiatives. Employees and contractors our workforce, comprising 47,044 employees Health and safety; working conditions; career employee communication channels and 76,759 contractors working at 130 locations development; local issues such as employment (online, printed, face-to-face); performance in 21 countries. opportunities, business creation, social reviews and employee perception surveys; infrastructure, schooling and health care. annual HseC awards; business conduct advisory in remote communities, housing, and basic service; 24-hour employee assistance program; services and amenities. asset and operation-based newsletters and reports. Governments and regulators Governments and regulators at local, national, regional or local legislative regulatory information; other public regional, national and international levels. and regulatory policy frameworks; information (annual report, sustainability report; market access, product stewardship; ); Group representation environmental performance; social policy; at selected events, including political party community issues, fiscal regimes applicable conventions for the purposes of better to the resources sector. understanding the implications of public policy development on business operations; direct communication to governments on subjects that affect the Group’s interests and operations.

Stakeholder Interest How we engage Industry peers and associations Commodity-specific associations, as well Diverse range of issues associated with the representation on specific committees and as sector-specific associations, at national sector or commodity, including environmental engagement on specific projects with industry and international levels. legislation, health and safety standards, associations, both nationally and internationally, and promotion of best practice. such as the Minerals Council of australia and the international Council on Mining and Metals to develop guidelines, standards and programs and share best practice. Investment community Debt and equity analysts, socially alignment of our performance with shareholder regular communication through analyst responsible investment analysts and interests, including good financial returns, briefings of key issues, exchange releases, corporate governance analysts. strong governance and performance, publicly available information (annual report, and elements of non-financial risk. sustainability report); participation in external benchmarking initiatives. Labour unions labour unions represented at many Workers’ rights and interests; collective Direct communication as required, respecting the of our operations. bargaining; health and safety; remuneration; rights of employees to freely join labour unions. working hours; roster arrangements. Local and Indigenous communities a broad spectrum of local and indigenous environmental and social impacts associated Community consultation, engagement and communities with interests and concerns. with our operations; opportunities for participation in BHP Billiton activities; work sustainable community development; opportunities; community investment; preserving interests and concerns as identified through cultural heritage; targeted communications. stakeholder perception surveys, including local employment and business creation, support for social infrastructure and programs, improved community engagement mechanisms and environmental performance. Media representatives from print, online, broadcast Broad range of issues reflecting all Media releases, briefings, presentations and and social media. stakeholder interests. interviews, publicly available information (annual report, sustainability report, ). Non-government organisations (NGOs) environmental, social and human rights ethical, social and environmental performance local engagement through each operation’s organisations at local, national and of our operations, proposed operations, stakeholder engagement plan; regular international levels. or closed operations; governance mechanisms, engagement at the Group level with relevant risk management and mitigation. national and international organisations, and through the Forum for Corporate responsibility. Shareholders a diverse group who have invested in Creation of long-term shareholder value annual General Meeting; publicly available our business, with significant representation through consistent financial returns and information (annual report, sustainability in australasia, europe, south africa and good governance. report, ); regular north america. ensuring high-quality governance and meetings with institutional shareholders maintaining focus on continuous improvement and investor representatives; investment and understanding shareholder concerns. community presentations. Society partners Public or private organisations who we partner ethical, social and environmental performance Partnership boards and operating committees; with on specific projects to benefit society, of our operations, proposed operations, Public documents (annual report, sustainability our host communities or the environment. or closed operations; governance mechanisms, report, ); regular risk management and mitigation. engagement at the Group and Business level. Suppliers Businesses local to our operations, as well supply agreements, payments and required appropriate engagement throughout supplier as large international suppliers. supplier standards. life cycle determined according to supplier segmentation (HseC, business conduct and commercial dependency requirements).

Performance data – Governance Taxes and royalty payments on a country-by-country basis (1) Taxes borne by Taxes collected by BHP Billiton BHP Billiton Country US$ million (2) US$ million (3) Asset/Office australia 8,051 1,059 Global Headquarters Petroleum and Potash – australia Production unit, australia Joint interest unit Copper – Cannington, olympic Dam iron ore – Western australia iron ore, iron ore Head office Coal – new south Wales energy Coal, BHP Billiton Mitsubishi alliance, BHP Billiton Mitsui Coal, illawarra Coal, Coal Head office aluminium, Manganese and nickel – Manganese australia, nickel West, Worsley, and aluminium, Manganese and nickel Head office Chile 968 115 Copper – escondida, Pampa norte, Copper Head office south africa 141 102 Corporate office Coal – energy Coal south africa aluminium, Manganese and nickel – aluminium south africa, Manganese south africa united states 141 150 Petroleum and Potash – onshore us, Gulf of Mexico Production unit, Gulf of Mexico Joint interest unit, Petroleum Head office Coal – new Mexico Coal algeria 281 <1 Petroleum and Potash – algeria Joint interest unit Colombia 64 10 Coal – Cerrejón aluminium, Manganese and nickel – Cerro Matoso Peru 18 <1 Copper – antamina united Kingdom 29 42 Corporate office Petroleum and Potash – uK Production unit Canada 14 24 Petroleum and Potash – Potash Head office Brazil 8 <1 iron ore – samarco aluminium, Manganese and nickel – alumar trinidad and tobago 76 1 Petroleum and Potash – trinidad Production unit Pakistan 44 <1 Petroleum and Potash – Pakistan Production unit switzerland 23 <1 Marketing office singapore 26 <1 Marketing Head office other 4 11 Total 9,888 1,515 (1) the Group claims refunds of transaction taxes (for example, Gst/Vat and Fuel tax) paid to suppliers for in-country purchases of goods, services and eligible fuel, and also collects Gst/Vat in respect of certain sales to customers as set out in the table. these amounts are not included in taxes borne or taxes collected. (2) taxes borne by BHP Billiton are reported on a 100 per cent basis for subsidiaries and equity share basis for joint operations. taxes borne primarily comprises income tax and royalty-related taxes paid, royalties paid in-kind, customs and excise payments, payroll taxes paid, payments of Fringe Benefits tax and production-based royalties accrued, which approximate cash payments. ancillary payments, such as licences, visas, sales taxes, stamp duty payment and land tax, are excluded. taxes borne by BHP Billiton’s joint ventures and associates are not included in the amounts above. (3) taxes collected and paid on behalf of our employees are also reported on a 100 per cent basis for subsidiaries and equity share basis for joint operations. Where the payroll calendar year is different to the Group’s financial year, the most recent annual data has been used. taxes collected by BHP Billiton’s joint ventures and associates are not included in the amounts above. Number Number Regional environment fines levied FY2014 of fines Regional safety fines levied FY2014 of fines africa US$94,455 1 north america US$510,656 317 australia US$6,971 3 south america US$42,306 29 north america US$8,750 4 south america US$18,722 1

Performance data – People (1) Occupational Occupational illnesses illnesses per million per million Average absenteeism Average Average hours worked hours worked rate (hours per number of number of Workforce data by region Fatalities TRIF employees contractors employee per year) (2) employees (3) contractors (4) africa 0 3.3 1.23 0.60 52.30 9,035 10,020 asia 0 0.4 0.00 0.00 22.58 1,105 2,003 australia 0 6.3 4.44 2.41 58.41 23,048 31,229 europe 0 4.9 0.00 0.00 10.12 146 869 north america 0 3.9 0.35 0.99 31.58 4,373 7,676 south america 0 2.2 1.05 0.12 68.24 9,337 24,962 Total 0 4.2 2.84 1.07 55.67 47,044 76,759 Employees by gender Employees by and employment type Total % Male % Female % region and gender Total % Male % Female % Full-time 97.08 84.36 15.64 africa 19.31 84.96 15.04 Part-time 0.56 14.13 85.87 asia 2.35 56.72 43.28 Fixed term full-time 2.29 79.52 20.48 australia 48.99 84.70 15.30 Fixed term part-time 0.04 23.81 76.19 europe 0.31 57.82 42.18 Casual 0.03 81.25 18.75 north america 9.29 70.63 29.37 Total 100.00 83.83 16.17 south america 19.85 90.47 9.53 Total 100.00 83.83 16.17 Average basic Total % Gender % Age group % salary US$ Employee by category and ratio male diversity (5) Male Female under 30 30–39 40–49 over 50 to female senior leaders 0.74 85.22 14.78 0.00 11.02 54.57 34.41 1.07 Managers 2.72 84.00 16.00 0.73 29.09 43.64 26.55 1.05 supervisory and professionals 35.31 77.30 22.70 16.58 37.22 27.46 18.74 1.14 operators and general support 61.23 87.57 12.43 18.97 31.75 26.67 22.61 1.08 Total 100.00 83.83 16.17 17.49 33.45 27.61 21.44 1.03 Total Gender Age group Region Employee new north south hires and turnover Male Female under 30 30–39 40– 49 over 50 africa asia australia europe america america employee 6,430 5,055 1,375 1,979 2,052 1,349 1,050 442 94 3,864 89 1,322 619 new hires 12.94% 12.19% 16.73% 22.28% 12.55% 9.88% 9.72% 4.67% 7.71% 14.92% 41.59% 28.15% 7.54% employee 5,455 4,206 1,249 935 1,622 1,277 1,621 901 137 3,235 35 679 468 turnover 10.98% 10.14% 15.20% 10.53% 9.92% 9.35% 15.00% 9.52% 11.24% 12.50% 16.36% 14.46% 5.70% (1) Proportional data in our People section are based on actuals as at 30 June 2014. there is no significant seasonal variation in employment numbers. (2) absenteeism comprises sick leave, Hospitalisation leave, injury on Duty, short term Disability, unauthorised absence and Workers’ Compensation. absenteeism ratio by gender male to female is 1.07. additionally, in Fy2014, 2,296 employees made use of parental leave, of which 34 per cent were women and 66 per cent were men. (3) average number of employees and average number of employees by region shows the weighted average number of employees across the Group in accordance with our reporting requirements under the uK Companies act 2006. it includes the executive Director, 100 per cent of employees of subsidiary companies and our share of proportionate consolidated entities. employees of equity accounted entities are not included. Part-time employees are included on a full-time equivalent basis. employees of businesses acquired or disposed of during the year are included for the period of ownership. Contractors are not included. in Fy2014, 96 per cent of our people worked in their country of nationality, including 61 per cent of our senior leaders. senior leaders are defined as organisational levels B–D. a number of our assets have practices to hire people from the local community. (4) Contractor data is collected from an internal survey from July 2013 to March 2014 and averaged for a nine-month period. significant changes to data after this period that would materially affect the average are included. (5) the Boards of our significant subsidiary companies have 125 Directors comprising 16 per cent women, 18 nationalities, and 50 per cent are aged between 40 and 49 years.

Performance data – Environment FY2014 Fy2013 (1) Land (total as at 30 June) land owned, leased or managed hectares 8,410,000 8,600,000 land disturbed hectares 145,000 151,000 land rehabilitated hectares 38,900 37,900 land set aside for conservation hectares 27,300 26,800 Water Inputs(2) Water input by quality – type 1 megalitres 53,700 55,500 Water input by quality – type 2 megalitres 136,000 121,000 Water input by quality – type 3 megalitres 158,000 93,000 Water input by source – surface water megalitres 71,900 52,700 Water input by source – Groundwater megalitres 150,000 141,000 Water input by source – sea water megalitres 98,800 51,800 Water input by source – third party water megalitres 26,800 23,600 Outputs Water output by quality – type 1 megalitres 83,800 85,700 Water output by quality – type 2 megalitres 42,900 43,600 Water output by quality – type 3 megalitres 155,000 151,000 Water output by destination – surface water megalitres 30,600 35,800 Water output by destination – Groundwater megalitres 6,350 15,300 Water output by destination – sea water megalitres 96,500 97,300 Water output by destination – third party water megalitres 13,400 10,000 Water output by destination – other megalitres 135,000 122,000 Energy energy use – electricity petajoules 119 117 energy use – Coal and coke petajoules 38 35 energy use – natural gas petajoules 71 65 energy use – Distillate/Gasoline petajoules 87 79 energy use – Fuel and process oil petajoules 1 1 energy use – other petajoules 27 28 Energy use – Total petajoules 343 325 Emissions GHG – scope 1 millions of tonnes Co2-e 22.7 22.0 GHG – scope 2 millions of tonnes Co2-e 22.3 24.7 GHG Total – scope 1 and 2 millions of tonnes Co2-e 45.0 46.7 GHG – scope 3 – use of sold products millions of tonnes Co2-e 390 361 – Coal products millions of tonnes Co2-e 297 276 – Petroleum products (3) millions of tonnes Co -e 93 85 2 intensity (4) 4.9 –total oxides of sulphur tonnes 53,500 52,500 total oxides of nitrogen tonnes 83,800 72,600 total fluoride tonnes 1,140 1,190 total ozone depleting substances tonnes 2.2 1.9 total mercury tonnes 0.9 0.8 Waste Hazardous waste – Mineral total kilotonnes 35,600 32,500 non-hazardous waste – Mineral tailings kilotonnes 154,000 141,000 General waste – Disposed on-site kilotonnes 47 104 General waste – recycled on/off-site kilotonnes 85 79 accidental discharges of water and tailing (5) megalitres 0 0 (1) Data in italics indicates that data has been adjusted since it was previously reported. (2) the increase in water inputs in Fy2014 is largely driven by further alignment of reporting with the MCa Water accounting Framework, particularly at Coal and Petroleum operations. (3) For petroleum in use, crude oil is assumed to be used as diesel fuel and liquefied petroleum gas is assumed to be used for non-transportation purposes. (4) in line with requirements of the uK Companies act 2006, our reported Fy2014 GHG intensity was 4.9 tonnes of Co -e per tonne of copper equivalent production. 2 We believe that attempting to benchmark energy use and/or greenhouse gas emissions on an intensity basis does not meaningfully contribute to an understanding of our performance, given the diverse range of products across our portfolio, fundamental differences in the grade, geology, accessibility and technological processes and changes in output levels that routinely occur in different directions in response to changing market conditions and other factors. rather than use an intensity metric, we have set ourselves a more challenging goal to limit our overall emissions by setting an absolute target, keeping our Fy2017 GHG emissions below our Fy2006 baseline while we continue to grow our business. (5) Data reported for environmentally significant incidents.

Performance data – Environment continued Areas adjacent Areas on to land managed land managed Size of by our assets by our assets common land Designated protected areas number number hectares Terrestrial africa 1 0 0 australia 7 3 29,000 north america 1 3 1,380 south america 1 0 0 Maritime australia 3 1 68 GHG Total Energy use Business Scope 1 & 2 energy use electricity Data Summary Mt CO2-e PJ PJ Petroleum and Potash 4.3 43.8 0.3 Copper 5.8 40.2 19.9 iron ore 2.2 26.3 3.2 Coal 9.2 44.9 8.2 aluminium, Manganese and nickel 23.5 188 87.7 BHP Billiton Total (1) 45.0 343 119 (1) total includes Group Functions. Performance data – Society Community complaints FY2014 Dust 51 noise 117 odour 19 other 223 Training FY2014 Cultural awareness training employees 10,706 Human rights training employees 6,162 Contractors 6,810 Security training security employees and contractors 2,038 security employees and contractors trained in Human rights 1,563

Independent assurance report to the Directors and management of BHP Billiton Our conclusions: a) Sustainability Report 2014 – Limited assurance Based on the procedures performed, as described below, nothing has come to our attention that would lead us to believe that the BHP Billiton sustainability report 2014 for the year ended 30 June 2014, is not, in all material respects, prepared and presented in accordance with the Gri G3 Guidelines and iCMM sustainable Development Framework (collectively the ‘Framework’). b) GHG Emissions – Reasonable assurance in our opinion, BHP Billiton’s reported GHG emissions of 45.0 Mt Co2-e (scope 1 and 2) for the year ended 30 June 2014, is prepared in all material respects, in accordance with the World resources institute/World Business Council for sustainable Development Greenhouse Gas Protocol. c) Voluntary Community Investment – Reasonable assurance in our opinion, BHP Billiton’s reported voluntary community investment of us$241.7 million for the year ended 30 June 2014, is prepared in all material respects, in accordance with the basis of preparation as disclosed on page 43 in the sustainability report 2014. d) GRI Application Level Based on the procedures performed, as described below, we concur with the assessment made by BHP Billiton, that the sustainability report 2014 is consistent with the Gri G3 application level a+. We have been engaged by BHP Billiton limited and BHP Billiton Plc a limited assurance engagement is substantially less in scope than a (BHP Billiton) and are responsible for providing: reasonable assurance engagement or an audit conducted in accordance limited assurance in respect of the subject Matters 1 to 4 of the with international standards on auditing and assurance engagements. iCMM sustainable Development Framework and the BHP Billiton Reasonable assurance over the GHG emissions and voluntary sustainability report 2014 for the year ended 30 June 2014 community investment (‘sustainability report 2014’) our reasonable assurance engagement involved obtaining evidence reasonable assurance in respect of the GHG emissions over the GHG emissions (scope 1 and 2), and voluntary community (scope 1 and 2) and voluntary community investment included investment, sufficient to give reasonable assurance that the amounts in the sustainability report 2014. disclosed are free from material misstatement whether caused by fraud in addition, we have been engaged to perform a check of or error, including: BHP Billiton’s Gri application level as disclosed in the sustainability interviews with in excess of 60 senior management and relevant report 2014. staff at corporate and 16 material operating sites; our assurance engagement is conducted in accordance with evaluation and testing of the design and implementation of the the international standard on assurance engagements isae 3000 key systems, processes and controls for collecting, managing and Assurance Engagements other than Audits or Reviews of Historical reporting the GHG emissions and voluntary community investment Financial Information and ISAE 3410 Assurance on Greenhouse data in accordance with the international standard on auditing Gas Statements. these standards require, among others, that the isa 530 Audit Sampling and Other Means of Testing; assurance team possesses the specific knowledge, skills and analysis of all data in accordance with isa 520 Analytical Procedures; professional competencies needed to provide assurance on sustainability agreeing all GHG emissions and voluntary community investment information, and that they comply with the requirements of the Code data to relevant underlying sources. of ethics for Professional accountants of the international Federation of accountants to ensure their independence. GRI application level our work in relation to the Gri application level check was limited BHP Billiton responsibilities to agreeing that the appropriate indicators have been reported on. BHP Billiton are responsible for the following: this report has been prepared for BHP Billiton. We disclaim any preparation and presentation of the sustainability report 2014 assumption of responsibility for any reliance on this report, or the in accordance with the Framework; the GHG emissions (scope 1 sustainability report 2014 to which it relates, to any person other and 2) in accordance with the World resources institute/World than BHP Billiton, or for any purpose other than that for which it Business Council for sustainable Development Greenhouse Gas was prepared. Protocol (Wri/WBCsD GHG Protocol); and the voluntary community investment in accordance with the basis of preparation as disclosed in the sustainability report 2014; determination of BHP Billiton’s Gri application level in accordance with the Gri Guidelines. Limited assurance over the Sustainability Report 2014 KPMG our limited assurance engagement over the sustainability report 2014 consisted of making enquiries and applying analytical and other Melbourne evidence gathering procedures including: 11 september 2014 interviews with in excess of 300 senior management and relevant staff at corporate and 23 operating sites; evaluation of the design and implementation of the key systems, processes and controls for collecting, managing and reporting the information within the sustainability report 2014; an assessment of the reasonableness of the assumptions underlying the forward-looking statements set out in the sustainability report 2014; agreeing the information included in the sustainability report 2014 to relevant underlying sources on a sample basis.

Sustainability ratings Constituent of the 2014 JSE Socially Responsible Investment (SRI) Index Voluntary initiatives and public commitments Accessing information on BHP Billiton All up-to-date shareholder information is available online at Online shareholder services Latest news – check your holding Reports and presentations – register to receive electronic Company overview shareholder communications (including Our BHP Billiton Charter, – update your records (including Structure and Governance) address and direct credit details) Subscribe to receive news alerts – access all your securities in sent directly to your email address one portfolio by setting up a personal account – vote online BHP Billiton produces a range of publications, which can be viewed or downloaded at . If you are a shareholder, you can also elect to receive a paper copy of the Annual Report and Summary Review through the Share Registrar. If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact: Share Registrar 1300 656 780 (from within Australia) Value through Value through Value through +61 3 9415 4020 (from elsewhere) Our Contribution performance performance performance BHP Billiton in the community Annual Report 2014 Strategic Report 2014 SummaryReview2014 BHP Billiton also produces a Community Review, which Annual Report Strategic Report Summary Review can viewed or downloaded at . Community Review Sustainable Development BHP Billiton Centre 171 Collins Street Melbourne VIC 3000 Telephone 1300 554 757 (within Australia) +61 3 9609 3333 (outside Australia) Facsimile +61 3 9609 3015 Email for Sustainability Reporting feedback and enquiries: Email for Investor enquiries: